UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2018.
or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from              to             .
Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WALMART 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WALMART INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Walmart 401(k) Plan
Financial Statements and
Supplemental Schedule

As of January 31, 2018 and 2017, and for the year ended January 31, 2018

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Walmart 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Walmart 401(k) Plan (the Plan) as of January 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended January 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended January 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.

Rogers, Arkansas
July 19, 2018

Walmart 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
	2018	2017
Assets
Cash	$170,000	$-
Investments, at fair value	29,076,968,639	23,260,958,229
Notes receivable from participants	1,072,859,045	952,901,404
Accrued investment income	5,291,446	-
Total assets	30,155,289,130	24,213,859,633

Liabilities
Due to broker	5,832,846	-
Accrued expenses	7,088,626	7,427,962
Total liabilities	12,921,472	7,427,962

Net assets available for benefits	$30,142,367,658	$24,206,431,671
See accompanying notes.

Walmart 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended January 31, 2018
Additions
Investment income:
Net appreciation in fair value of investments	$5,422,743,071
Interest and dividends	174,579,152
Net investment income	5,597,322,223

Interest income on notes receivable from participants	45,541,110

Contributions:
Company	1,114,072,765
Participant	1,523,245,818
Rollovers	55,791,704
Total contributions	2,693,110,287

Other, net	1,568,469
Total additions	8,337,542,089

Deductions
Benefits paid to participants	2,355,561,616
Administrative expenses	39,617,096
Fees on notes receivable from participants	6,427,390
Total deductions	2,401,606,102

Net increase	5,935,935,987

Net assets available for benefits:
Beginning of year	24,206,431,671

End of year	$30,142,367,658

See accompanying notes.

Walmart 401(k) Plan
Notes to Financial Statements
January 31, 2018
1. Description of the Plan
Walmart Inc., formerly Wal-Mart Stores, Inc., ("Walmart" or the "Company") sponsors the Walmart 401(k) Plan (the "Plan"). The following description provides only general information. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Walmart reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.
General
The Plan is a defined contribution plan established by the Company on February 1, 1997. Each eligible employee can participate in the Plan beginning on the employee's date of hire. The Plan is subject to the provisions of ERISA.
The responsibility for operation and the investment policy (except for day-to-day administration of the Plan) is vested in the Plan's Benefits Investment Committee. Benefits Investment Committee members are appointed by the Company's Senior Vice President, Global Benefits or successor title. The administration of the Plan is vested in the Senior Vice President, Global Benefits or successor title.
The trustee function of the Plan is performed by The Northern Trust Company ("Northern Trust Company" or the "Trustee"). The Trustee receives and holds contributions made to the Plan trust and invests those contributions as directed by participants according to the policies established by the Benefits Investment Committee. The Benefits Investment Committee directed the Northern Trust Company to enter into a custodial agreement with Bank of America, N.A., a subsidiary of Bank of America Corporation, for the limited purpose of making payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation.
Contributions
Eligible associates may elect to contribute up to 50% of their eligible wages, but are not required to contribute to the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans (rollover contributions).
Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any Plan year) will receive a Company matching contribution. The Company match is 100% of deferrals up to 6% of each participant's eligible wages for the Plan year. Company matching contributions are contributed to the Plan each payroll period and are calculated based on each participant's cumulative compensation and cumulative elective and catch-up contributions through such payroll period. Rollover contributions into the Plan are not eligible for a Company matching contribution.
Additional types of contributions may be contributed by the Company to the Plan. No such additional types of contributions were made for the Plan year ended January 31, 2018. All contributions are subject to certain limitations in accordance with provisions of the Internal Revenue Code (the Code).
Participant Accounts
Each participant's account is adjusted for administrative expenses and earnings (losses). Adjustments are determined by the investments held in each participant's account, the participant's contribution, and an allocation of the Company's matching contributions to the Plan made on the participant's behalf. Forfeitures of non-vested Profit Sharing contributions are used or allocated to restore account balances of rehired participants or participants whose distributions were previously unclaimed.

Vesting
Participants are immediately vested in all elective, catch-up, rollover, Company matching and qualified non-elective contributions.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to generally a maximum of (a) $50,000 or (b) 50% of their vested account balance. The administrative loan origination fee of $50 per general loan, and $95 per residential loan is paid by the participant and is deducted from the proceeds of the loan. Participants may only have one general purpose loan and one residential loan outstanding at any time. Loan terms range from one to five years for general purpose loans and one to 15 years for residential loans. The loans are secured by the balance in the participant's account and bear fixed interest at the prime rate on the last day of the month preceding the month in which the loan is processed for payment, plus 1%. Generally, payments of principal and interest on the loan will be deducted from an employee's regular pay in equal amounts each pay period beginning with the first pay period following the date of the loan.
Payment of Benefits and Withdrawals
Generally, payment upon a participant's separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant's vested account. However, participants may elect to receive a single lump-sum payment of their profit sharing contributions in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, even if such contributions are not invested in Walmart equity securities. Participants may also elect to receive a single lump-sum payment of the remainder of their accounts in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Walmart equity securities as of the date distributions are processed. To the extent the participant's profit sharing contributions are not invested in Walmart equity securities, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).
The Plan permits withdrawals of active participants' elective deferrals and rollover contributions in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service (IRS), and loans. In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age. Rollovers may be distributed at any time.
Investment Options
A participant may direct the Trustee to invest any portion of his or her elective deferrals, rollover contributions, Company matching contributions, and qualified non-elective contributions in available investment options. Available investment options may change at any time. Participant investment options at January 31, 2018, include funds with a variety of equity securities, mutual funds, fixed income, and collective investment trusts/collective trust funds. Participants may change their elections at any time at the option level.
A participant may direct the Trustee to invest any portion of his or her profit sharing contributions in available investment options, including Walmart equity securities, or any of the investment options for elective contributions described previously.
Participant investments not directed by the associate are invested by the Trustee as determined by the Benefits Investment Committee.

2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Participant contributions are accrued for payperiods ended prior to the Plan's year-end. Company contributions are recorded when paid to the Plan. Walmart contributions to the Plan related to the Plan Year ended January 31, 2018, were paid throughout the Plan Year. Certain reclassifications have been made to previous fiscal year amounts presented in cash, investments and related disclosures, to conform to the presentation in the current fiscal year.  These reclassifications do not impact net assets available for benefits.
Use of Estimates
The preparation of the financial statements in accordance with U.S. generally accepted accounting principles requires Plan management to use estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by the Trustee. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the gains and losses on investments bought and sold, as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Principal and interest from the repayment of loans are allocated to participants' investment accounts in accordance with each participant's investment election in effect at the repayment date. Related fees are recorded as fees on notes receivable from participants and are recorded when earned. No allowances for credit losses have been recorded as of January 31, 2018 and 2017. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.
Benefit Payments
Benefit payments are recorded when paid. There were benefits in the amount of $21,247,561, requested before year-end that were paid after year-end.
Expenses
The Plan allows certain administrative expenses to be paid from Plan assets, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. The Plan does not reimburse for these expenses. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in fees on notes receivable from participants. Investment related expenses that are indirect are included in net appreciation of fair value of investments and direct expenses are included in administrative expenses.

3. Fair Value Measurements
Accounting guidance provides a framework for measuring fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Unadjusted quoted prices for identical, unrestricted assets or liabilities in active markets that a plan has the ability to access.
Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3	Significant unobservable inputs.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at January 31, 2018 and 2017. During the year ended January 31, 2018, there were no transfers of financial instruments into or out of Level 1 or Level 2. The Plan had no Level 3 measurements during the year ended January 31, 2018 or 2017. Following is a description of the valuation methodologies used for assets measured at fair value:
Walmart Inc. equity securities - Valued at exchange quoted market prices on the last business day of the Plan year.
Common stocks - Valued at exchange quoted market prices on the last business day of the Plan year.
Cash equivalents - Valued at amortized cost, which approximates fair value.
Mutual funds - Valued at quoted market prices on the last business day of the Plan year.
Government securities - Valued using pricing models maximizing the use of observable inputs for similar securities.
Corporate bonds - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.
Asset-backed and mortgage-backed securities - Valued on the basis of the timing and certainty of the cash flows compared to investments with similar durations.
Collective investment trusts/collective trust funds - Stated at fair value as determined by the issuers of the funds on the fair market value of the underlying investments, which is valued at net asset value (NAV) as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
103-12 Investment Entity - Stated at fair value as determined by the issuer of the fund on the fair market value of the underlying investments, which is valued at NAV as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of January 31:

	Fair Value Measurements as of January 31, 2018
	Level 1	Level 2	Total
Walmart Inc. equity securities	$4,055,842,713	$-	$4,055,842,713
Common stocks	2,087,799,317	-	2,087,799,317
Cash equivalents	11,273,390	-	11,273,390
Mutual funds	1,467,008,488	-	1,467,008,488
Government securities	-	410,128,244	410,128,244
Corporate bonds	-	198,723,836	198,723,836
Asset-backed securities	-	102,708,757	102,708,757
Mortgage-backed securities	-	26,398,153	26,398,153
Total assets in the fair value hierarchy	$7,621,923,908	$737,958,990	8,359,882,898
Investments measured at NAV*			20,717,085,741
Total Investments at fair value			$29,076,968,639

	Fair Value Measurements as of January 31, 2017
	Level 1	Level 2	Total
Walmart Inc. equity securities	$2,747,916,854	$-	$2,747,916,854
Common stocks	1,803,356,761	-	1,803,356,761
Cash equivalents	16,650,104	-	16,650,104
Mutual funds	1,200,139,715	-	1,200,139,715
Government securities	-	344,782,673	344,782,673
Corporate bonds	-	295,637,852	295,637,852
Total assets in the fair value hierarchy	$5,768,063,434	$640,420,525	6,408,483,959
Investments measured at NAV*			16,852,474,270
Total investments at fair value			$23,260,958,229

*In accordance with Accounting Standards Codification Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the statements of net assets available for benefits.
4. Investments Measured Using NAV per Share as a Practical Expedient
The following table summarizes investments for which fair value is measured using NAV per share as a practical expedient as of January 31, 2018 and 2017. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan:

	Fair Value as of January 31,		Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice
Investments	2018	2017
Collective investment trusts/collective trust funds	$20,269,367,509	$16,494,865,365	N/A	Daily	N/A
103-12 investment Entity	447,718,232	357,608,905	N/A	Daily	N/A
Total investments measured at NAV	$20,717,085,741	$16,852,474,270

5. Related Party and Party-In-Interest Transactions
Certain Plan investments are managed by the The Northern Trust Company, Bank of America, N.A., Merrill Lynch & Company, and other companies that provide investment management services to the Plan. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
A portion of the Plan's assets are invested in common stock of the Company. Because Walmart is the sponsor of the Plan, transactions involving Company stock qualify as party-in-interest transactions.
6. Plan Termination
While there is no intention to do so, the Company may terminate the Plan and discontinue its contributions at any time subject to the provisions of ERISA. In the event of complete or partial Plan termination, any unvested amounts in participants' accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.
7. Tax Status
The Plan has received a determination letter from the IRS dated April 3, 2015, stating that the Plan and related trust is designed in accordance with applicable sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Processes are in place to prevent operational failures, but when they occur, the Administrator takes corrective action to preserve the tax qualification of the Plan. Specifically, the Administrator has corrected, and will continue to correct, operational failures in a manner permitted under the Employee Plans Compliance Resolution System of the IRS in order to preserve the Plan's tax favored qualification. Although the Plan has been amended since receiving the determination letter, the Administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
8. Risks and Uncertainties
The Trustee holds the Plan's investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment companies. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the Statements of Net Assets Available for Benefits. The Plan's exposure to a concentration of risk is limited by the diversification of investments across multiple investment fund options. Additionally, the investments within each investment fund option are further diversified into varied financial instruments.

9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	January 31,
	2018	2017
Net assets available for benefits per the financial statements	$30,142,367,658	$24,206,431,671
Less: Benefits payable per the Form 5500	(21,247,561)	(21,238,900)
Net assets available for benefits per the Form 5500	$30,121,120,097	$24,185,192,771

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended January 31, 2018:

Net increase in net assets available for benefits per the financial statements	$5,935,935,987
Less: Benefits payable per the Form 5500 at January 31, 2018	(21,247,561)
Add: Benefits payable per the Form 5500 at January 31, 2017	21,238,900
Net increase per the Form 5500	$5,935,927,326
Benefits payable are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.

Supplemental Schedule
Walmart 401(k) Plan
EIN #71-0415188, Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2018

(a)	(b) Identity of issuers, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Investments
*	Walmart Inc. Equity Securities	Common Stock	**	$4,055,842,713

	Common Stocks
	2U Inc.	Common Stock	**	2,237,309
	3M Co.	Common Stock	**	492,734
	A. Schulman Inc.	Common Stock	**	3,644,043
	A.O. Smith Corp	Common Stock	**	2,700,249
	Abaxis Inc.	Common Stock	**	1,049,959
	Abeona Therapeutics Inc.	Common Stock	**	680,608
	Acadia Healthcare Co Inc.	Common Stock	**	3,241,008
	ACCO Brands Corp.	Common Stock	**	1,917,176
	Activision Blizzard Inc.	Common Stock	**	524,766
	Actuant Corp.	Common Stock	**	916,220
	Acxiom Corp.	Common Stock	**	3,082,894
	Adamas Pharmaceuticals Inc.	Common Stock	**	1,269,570
	Adobe Systems Inc.	Common Stock	**	11,703,938
	Adtalem Global Education Inc.	Common Stock	**	825,378
	AECOM	Common Stock	**	1,967,624
	Aetna Inc.	Common Stock	**	366,540
	AGCO Corp.	Common Stock	**	4,551,604
	Agilent Technologies Inc.	Common Stock	**	2,089,744
	Air Products & Chemicals Inc.	Common Stock	**	1,450,844
	Akmai Technologies Inc.	Common Stock	**	1,697,929
	Alaska Air Group Inc.	Common Stock	**	2,432,010
	Albany International Corp.	Common Stock	**	3,433,406
	Albemarle Corp.	Common Stock	**	4,804,731
	Alexandria Real Estate Equities Inc.	Common Stock	**	9,670,690
	Alexion Pharmaceuticals Inc.	Common Stock	**	1,847,074
	Algonquin Power & Utilities Corp.	Common Stock	**	6,232,576
	Align Technology Inc.	Common Stock	**	4,388,762
	ALLETE Inc.	Common Stock	**	4,876,443
	Alliant Energy Corp.	Common Stock	**	5,218,539
	Allison Transmission Holdings Inc.	Common Stock	**	1,357,991
	Allscripts Healthcare Solutions Inc.	Common Stock	**	2,570,484
	Allstate Corp.	Common Stock	**	2,006,019
	Alphabet Inc.	Common Stock, Class A	**	20,058,871
	Alphabet Inc.	Common Stock, Class C	**	4,382,595
	Altra Industrial Motion Corp.	Common Stock	**	732,238
	Altria Group Inc.	Common Stock	**	439,273
	Amag Pharmaceuticals Inc.	Common Stock	**	2,442,887
	Amazon.com Inc.	Common Stock	**	15,067,493
	AMC Entertainment Holdings Inc.	Common Stock	**	255,091
	Amdocs Ltd.	Common Stock	**	2,752,211

American Equity Investment Life Holding Co.	Common Stock	**	8,006,295
American Financial Group Inc.	Common Stock	**	107,673
American Tower Corp.	Common Stock	**	2,728,019
American Water Works Co Inc.	Common Stock	**	6,612,181
Ameriprise Financial Inc.	Common Stock	**	8,385,065
AmerisourceBergen Corp.	Common Stock	**	3,424,661
AMN Healthcare Services Inc.	Common Stock	**	4,149,291
Andersons Inc.	Common Stock	**	996,573
Anthem Inc.	Common Stock	**	1,195,628
Apogee Enterprises Inc.	Common Stock	**	4,587,727
Apple Inc.	Common Stock	**	19,487,178
Applied Materials Inc.	Common Stock	**	3,462,889
Aptiv PLC	Common Stock	**	267,277
Arch Coal Inc.	Common Stock	**	3,134,958
Archer-Daniels Midland Co.	Common Stock	**	2,035,830
Arista Networks Inc.	Common Stock	**	753,540
Array BioPharma Inc.	Common Stock	**	908,644
Arris International PLC	Common Stock	**	2,727,340
Arrow Electronics Inc.	Common Stock	**	1,187,564
Arthur J. Gallagher & Co.	Common Stock	**	6,505,772
ASGN Inc.	Common Stock	**	7,839,926
Ashland Global Holdings Inc.	Common Stock	**	2,882,767
Aspen Insurance Holdings Ltd.	Common Stock	**	24,838
Assurant Inc.	Common Stock	**	2,451,664
At Home Group Inc.	Common Stock	**	1,091,218
AT&T Inc.	Common Stock	**	4,332,366
Athene Holding Ltd	Common Stock	**	151,082
Atlas Air Worldwide Holdings Inc.	Common Stock	**	5,309,540
Avery Dennison Corp.	Common Stock	**	1,781,559
AveXis Inc.	Common Stock	**	887,639
Axis Capital Holdings Ltd.	Common Stock	**	2,351,009
AxoGen Inc.	Common Stock	**	831,804
Baker Hughes, a GE Co.	Common Stock	**	364,227
Bank of the Ozarks Inc.	Common Stock	**	7,699,593
BankUnited Inc.	Common Stock	**	6,535,004
Barnes Group Inc.	Common Stock	**	1,109,548
Baxter International Inc.	Common Stock	**	462,937
Beacon Roofing Supply Inc.	Common Stock	**	2,687,834
Berkshire Hathaway Inc	Common Stock	**	4,702,211
Best Buy Inc.	Common Stock	**	3,835,650
Big Lots Inc.	Common Stock	**	6,461,583
BioTelemetry Inc.	Common Stock	**	1,664,130
Black Knight Inc	Common Stock	**	1,617,462
Blackhawk Network Holdings Inc	Common Stock	**	6,180,064
BlackRock Inc	Common Stock	**	1,048,319
Bloomin Brands Inc	Common Stock	**	1,669,654
Bluebird Bio Inc.	Common Stock	**	1,386,558
Blueprint Medicines Corp	Common Stock	**	796,882
BMC Stock Holdings Inc.	Common Stock	**	1,509,357
Boeing Co.	Common Stock	**	2,607,454
Boingo Wireless Inc.	Common Stock	**	2,305,545
Booking Holdings Inc.	Common Stock	**	2,084,135
Boot Barn Holdings Inc.	Common Stock	**	1,208,308

Booz Allen Hamilton Holding Corp	Common Stock	**	4,791,518
Boyd Gaming Corp	Common Stock	**	1,012,327
Brandywine Realty Trust	Common Stock	**	6,504,147
Bristol-Myers Squibb Company	Common Stock	**	1,109,272
Broadridge Financial Solutions Inc.	Common Stock	**	9,796,317
Bruker Corp	Common Stock	**	3,732,106
Brunswick Corp	Common Stock	**	3,143,834
Builder FirstSource Inc.	Common Stock	**	1,320,971
Bunge Ltd.	Common Stock	**	3,603,739
Burlington Stores Inc.	Common Stock	**	2,518,180
BWX Technologies Inc.	Common Stock	**	951,790
C&J Energy Services Inc.	Common Stock	**	1,601,273
Cable One Inc.	Common Stock	**	8,002,850
Cabot Oil & Gas Corp	Common Stock	**	6,583,337
Cadence Design Systems Inc.	Common Stock	**	886,389
Caesarstone Ltd.	Common Stock	**	733,711
CAI International Inc.	Common Stock	**	686,322
CalAmp Corp	Common Stock	**	4,141,992
Callidus Software Inc.	Common Stock	**	5,839,610
Camden Property Trust	Common Stock	**	2,803,852
Camping World Holdings Inc.	Common Stock	**	1,011,887
Canada Goose Holdings Inc.	Common Stock	**	1,174,950
Cardinal Health Inc.	Common Stock	**	2,742,378
Carlisle Companies Inc.	Common Stock	**	1,323,009
Carrizo Oil & Gas Inc.	Common Stock	**	1,997,446
Carter Inc.	Common Stock	**	1,757,583
Casey's General Stores Inc.	Common Stock	**	5,808,557
Catalyst Pharmaceuticals Inc.	Common Stock	**	720,219
Caterpillar Inc.	Common Stock	**	10,875,332
CBRE Group Inc.	Common Stock	**	1,240,438
Celgene Corp	Common Stock	**	2,504,519
Centennial Resource Development Inc.	Common Stock	**	2,840,256
CenterPoint Energy Inc.	Common Stock	**	152,341
Central Garden & Pet Co	Common Stock	**	3,289,712
Century Communities Inc.	Common Stock	**	887,328
Cerus Corp.	Common Stock	**	2,676,283
Charles Schwab Inc.	Common Stock	**	9,727,616
Cheesecake Factory Inc.	Common Stock	**	6,556,535
Chegg Inc.	Common Stock	**	3,123,402
Chemical Financial Corp	Common Stock	**	8,443,516
Chevron Corp	Common Stock	**	2,452,723
Choice Hotels International Inc.	Common Stock	**	963,866
Church & Dwight Co Inc.	Common Stock	**	7,468,579
Churchill Downs Inc.	Common Stock	**	2,208,234
Ciena Corp	Common Stock	**	1,855,153
Cimarex Energy Co	Common Stock	**	3,216,774
Circor International Inc.	Common Stock	**	1,375,551
Cirrus Logic Inc.	Common Stock	**	1,006,271
Cisco Systems Inc.	Common Stock	**	1,304,190
Citigroup Inc.	Common Stock	**	5,136,516
Citizens Financial Group Inc.	Common Stock	**	3,309,390
Citrix Systems Inc.	Common Stock	**	3,320,808
CME Group Inc.	Common Stock	**	11,504,861

CMS Energy Corp	Common Stock	**	1,400,496
CNO Financial Group Inc.	Common Stock	**	5,329,268
Coca-Cola Co	Common Stock	**	1,032,084
Cognex Corp	Common Stock	**	2,627,898
Coherent Inc.	Common Stock	**	2,383,951
Collegium Pharmaceutical Inc.	Common Stock	**	915,146
Columbia Property Trust Inc.	Common Stock	**	1,280,368
Columbia Sportswear Co.	Common Stock	**	2,949,465
Columbus McKinnon Corp	Common Stock	**	925,388
Comcast Corp	Common Stock	**	6,426,326
Comerica Inc.	Common Stock	**	4,351,554
Comfort Systems USA Inc.	Common Stock	**	3,149,333
Commerce Bancshares Inc.	Common Stock	**	3,012,446
CommVault Systems Inc.	Common Stock	**	528,165
Conagra Brands Inc.	Common Stock	**	1,801,770
Concho Resources Inc.	Common Stock	**	3,037,018
Conduent Inc.	Common Stock	**	1,347,342
Conn's Inc.	Common Stock	**	4,030,299
Constellation Brands Inc.	Common Stock	**	7,801,720
Cooper Companies Inc.	Common Stock	**	4,466,696
Cooper-Standard Holdings Inc.	Common Stock	**	847,212
Core-Mark Holding Co Inc.	Common Stock	**	438,442
Cornerstone OnDemand Inc.	Common Stock	**	4,310,301
CoStar Group Inc.	Common Stock	**	2,196,760
Cowen Inc.	Common Stock	**	778,295
Crane Co.	Common Stock	**	1,791,125
Crown Castle International Corp	Common Stock	**	6,456,534
Crown Holdings Inc.	Common Stock	**	149,885
Cubic Corp.	Common Stock	**	817,112
Cummins Inc.	Common Stock	**	2,160,308
Curtis-Wright Corp	Common Stock	**	6,794,059
Cutera Inc.	Common Stock	**	981,584
CVS Health Corp.	Common Stock	**	2,472,282
CymaBay Therapeutics Inc.	Common Stock	**	1,205,720
Cypress Semiconductor Corp.	Common Stock	**	1,362,953
Dana Inc.	Common Stock	**	956,776
Danaher Corp	Common Stock	**	4,648,752
Dave & Buster's Entertainment Inc.	Common Stock	**	902,823
Deckers Outdoor Corp	Common Stock	**	3,041,505
Dell Technologies Inc.	Common Stock	**	2,936,975
Delphi Technologies PLC	Common Stock	**	51,861
Deluxe Corp.	Common Stock	**	4,262,875
Devon Energy Corp.	Common Stock	**	3,048,969
Diamondback Energy Inc.	Common Stock	**	6,368,498
Dick's Sporting Goods Inc.	Common Stock	**	2,102,723
Discover Financial Services	Common Stock	**	10,543,575
Domino's Pizza Inc.	Common Stock	**	11,802,712
Donaldson Co Inc.	Common Stock	**	737,255
Duke Energy Corp	Common Stock	**	625,096
Duke Realty Corp	Common Stock	**	220,339
Dun & Bradstreet Corp	Common Stock	**	2,945,269
DXC Technology Co.	Common Stock	**	89,894
Dycom Industries Inc.	Common Stock	**	3,912,353

E*Trade Financial Corp	Common Stock	**	3,670,555
Eagle Materials Inc.	Common Stock	**	6,863,063
East West Bancorp Inc.	Common Stock	**	502,893
Ebix Inc.	Common Stock	**	968,698
Edgewell Personal Care Co.	Common Stock	**	2,441,726
Edwards Lifesciences Corp	Common Stock	**	632,900
Eldorado Resorts Inc.	Common Stock	**	2,211,062
Electro Scientific Industries Inc.	Common Stock	**	969,377
Electronic Arts Inc.	Common Stock	**	8,934,048
Electronics for Imaging Inc.	Common Stock	**	2,082,736
EMCOR Group Inc.	Common Stock	**	2,535,936
Encompass Health Corp	Common Stock	**	9,023,125
Endo International PLC.	Common Stock	**	233,558
Energizer Holdings Inc.	Common Stock	**	7,522,723
EnPro Industries Inc.	Common Stock	**	966,746
Entegris Inc.	Common Stock	**	1,015,593
Entergy Corp	Common Stock	**	584,824
Envestnet Inc.	Common Stock	**	1,000,664
Equinix Inc.	Common Stock	**	6,873,369
Equity Commonwealth	Common Stock	**	347,494
Equity Lifestyle Properties Inc.	Common Stock	**	280,454
Esperion Therapeutics Inc.	Common Stock	**	1,127,603
Essent Group Ltd.	Common Stock	**	952,776
Essex Property Trust Inc.	Common Stock	**	3,538,966
Etsy Inc.	Common Stock	**	303,912
Everbridge Inc.	Common Stock	**	1,150,491
Everest Re Group Ltd.	Common Stock	**	5,778,091
Evolent Health Inc.	Common Stock	**	2,554,046
Exact Sciences Corp	Common Stock	**	4,667,123
Expedia Group Inc.	Common Stock	**	8,335,883
Extended Stay America Inc.	Common Stock	**	1,256,506
Extreme Networks Inc.	Common Stock	**	849,195
Exxon Mobil Corp	Common Stock	**	4,612,757
F N B Corp	Common Stock	**	7,239,647
F5 Networks Inc.	Common Stock	**	3,004,842
Facebook Inc.	Common Stock	**	17,043,807
FactSet Research Systems Inc.	Common Stock	**	7,197,345
Fair Isaac Corp	Common Stock	**	1,370,575
Federated Investors Inc.	Common Stock	**	1,357,757
Ferrari NV	Common Stock	**	5,975,239
Ferro Corp	Common Stock	**	970,459
Fidelity National Financial Inc.	Common Stock	**	479,259
Finisar Corp	Common Stock	**	3,354,569
FireEye Inc.	Common Stock	**	6,252,319
First Commonwealth Financial Corp	Common Stock	**	5,032,377
First Hawaiian Inc.	Common Stock	**	130,455
FirstEnergy Corp	Common Stock	**	380,982
Five Below Inc.	Common Stock	**	905,838
Five9 Inc.	Common Stock	**	3,370,480
Fleetcor Technologies Inc.	Common Stock	**	2,452,250
FLIR Systems Inc.	Common Stock	**	4,212,176
Fluor Corp	Common Stock	**	3,884,800
FMC Corp	Common Stock	**	602,778

Ford Motor Co.	Common Stock	**	155,807
Fortinet Inc.	Common Stock	**	3,153,740
Fortress Transportation and Infrastructure Investors LLC	Common Stock	**	2,876,177
Fortune Brands Home & Security Inc.	Common Stock	**	6,270,070
Gap Inc.	Common Stock	**	345,031
Garmin Ltd.	Common Stock	**	1,010,565
Gartner Inc.	Common Stock	**	1,737,441
Genpact Ltd.	Common Stock	**	2,886,597
Gentherm Inc.	Common Stock	**	3,496,960
Gibraltar Industries Inc.	Common Stock	**	3,212,860
G-III Apparel Group Ltd.	Common Stock	**	913,768
Global Blood Therapeutics Inc.	Common Stock	**	987,948
Globus Medical Inc.	Common Stock	**	1,008,736
GlycoMimetics Inc.	Common Stock	**	1,083,073
GoDaddy Inc.	Common Stock	**	2,166,397
Gogo Inc.	Common Stock	**	1,516,439
Graco Inc.	Common Stock	**	294,278
Graham Holdings Co.	Common Stock	**	90,356
Grand Canyon Education Inc.	Common Stock	**	848,999
Granite Construction Inc.	Common Stock	**	1,798,296
Great Western Bancorp Inc.	Common Stock	**	8,569,221
Green Dot Corp	Common Stock	**	3,568,150
GrubHub Inc.	Common Stock	**	1,056,801
GTT Communications Inc.	Common Stock	**	1,190,808
Guidewire Software Inc.	Common Stock	**	1,024,984
Gulfport Energy Corp	Common Stock	**	3,664,912
H&E Equipment Services Inc.	Common Stock	**	920,153
Haemonetics Corp	Common Stock	**	937,554
Halliburton Co.	Common Stock	**	6,747,190
Hanesbrands Inc.	Common Stock	**	9,964,159
Harris Corp	Common Stock	**	8,724,142
HCP Inc.	Common Stock	**	3,390,271
Healthcare Services Group Inc.	Common Stock	**	848,448
Helen of Troy Ltd.	Common Stock	**	3,870,848
Heritage Financial Corp	Common Stock	**	848,201
Heron Therapeutics Inc.	Common Stock	**	895,812
Hilton Grand Vacations Inc.	Common Stock	**	697,620
Hilton Worldwide Holdings Inc.	Common Stock	**	3,426,000
HollyFrontier Corp	Common Stock	**	3,697,716
Home BancShares Inc.	Common Stock	**	8,916,666
Honeywell International Inc.	Common Stock	**	1,670,308
Hormel Foods Corp	Common Stock	**	5,086,642
Hortonworks Inc.	Common Stock	**	874,708
Hospitality Properties Trust	Common Stock	**	257,508
Host Hotels & Resorts Inc.	Common Stock	**	1,480,333
Hostess Brands Inc.	Common Stock	**	3,814,872
Hubbell Inc.	Common Stock	**	4,995,483
Hudson Pacific Properties Inc.	Common Stock	**	4,407,864
Humana Inc.	Common Stock	**	1,806,248
Huntington Ingalls Industries Inc.	Common Stock	**	2,795,608
Huntsman Corp	Common Stock	**	945,628
Ichor Holdings Ltd.	Common Stock	**	815,301

ICU Medical Inc.	Common Stock	**	813,001
Idacorp Inc.	Common Stock	**	5,759,190
IDEXX Laboratories Inc.	Common Stock	**	2,942,139
Imperva Inc.	Common Stock	**	1,094,888
Infinera Corp	Common Stock	**	1,090,971
Ingevity Corp	Common Stock	**	853,986
Ingredion Inc.	Common Stock	**	1,611,928
Inogen Inc.	Common Stock	**	840,087
Inphi Corp.	Common Stock	**	2,100,578
Insmed Inc.	Common Stock	**	813,317
Insperity Inc.	Common Stock	**	787,063
Installed Building Products Inc.	Common Stock	**	860,810
Insteel Industries Inc.	Common Stock	**	2,403,638
Instructure Inc.	Common Stock	**	984,773
Insulet Corp	Common Stock	**	974,763
Integra Lifesciences Holdings Corp	Common Stock	**	3,637,279
Integrated Device Technology Inc.	Common Stock	**	4,356,191
Intel Corp	Common Stock	**	1,657,797
Intercontinental Exchange Inc.	Common Stock	**	687,598
Interface Inc.	Common Stock	**	1,359,650
International Business Machines Corp	Common Stock	**	404,339
International Flavors & Fragrances Inc.	Common Stock	**	6,619,513
International Game Technology PLC	Common Stock	**	2,578,509
Intersect ENT Inc.	Common Stock	**	980,400
InterXion Holding NV	Common Stock	**	4,848,191
Intuit Inc.	Common Stock	**	10,084,074
Intuitive Surgical Inc.	Common Stock	**	5,335,441
Iovance Biotherapeutics Inc.	Common Stock	**	1,049,609
iRhythm Technologies Inc.	Common Stock	**	905,124
Itron Inc.	Common Stock	**	624,396
J&J Snack Foods Corp	Common Stock	**	2,663,032
j2 Global Inc.	Common Stock	**	2,168,369
Jabil Inc.	Common Stock	**	2,649,806
Jack Henry & Associates Inc.	Common Stock	**	9,576,880
Jack In The Box Inc.	Common Stock	**	3,242,702
Jacobs Engineering Group Inc.	Common Stock	**	3,432,019
JB Hunt Transport Services Inc.	Common Stock	**	7,672,705
JBG SMITH Properties	Common Stock	**	296,190
JetBlue Airways Corp	Common Stock	**	3,040,136
John Bean Technologies Corp	Common Stock	**	836,631
John Wiley & Sons Inc.	Common Stock	**	444,751
Johnson & Johnson	Common Stock	**	3,697,273
Jones Lang LaSalle Inc.	Common Stock	**	231,398
JP Morgan Chase & Co.	Common Stock	**	195,829
Juniper Networks Inc.	Common Stock	**	2,816,355
Juno Therapeutics Inc.	Common Stock	**	159,263
Kadant Inc.	Common Stock	**	864,656
KapStone Paper And Packaging Corp	Common Stock	**	1,436,936
Kellogg Co.	Common Stock	**	930,723
Kemper Corp	Common Stock	**	1,990,895
Kimberly-Clark Corp	Common Stock	**	1,999,413
KLX Inc.	Common Stock	**	1,133,810
KMG Chemicals Inc.	Common Stock	**	931,723

Knight-Swift Transportation Holdings Inc.	Common Stock	**	3,274,290
Korn/Ferry International	Common Stock	**	3,109,932
Kosmos Energy Ltd.	Common Stock	**	1,625,184
Kraton Corp	Common Stock	**	1,008,115
L.B. Foster Co.	Common Stock	**	1,408,325
Lam Research Corp	Common Stock	**	8,192,076
Landstar System Inc.	Common Stock	**	3,494,077
Lannett Co Inc.	Common Stock	**	5,540,756
Lantheus Holdings Inc.	Common Stock	**	1,158,717
Lear Corp	Common Stock	**	73,393
LendingTree Inc.	Common Stock	**	2,338,055
Liberty Interactive Corp	Common Stock	**	108,608
Liberty Property Trust	Common Stock	**	798,716
Ligand Pharmaceuticals Inc.	Common Stock	**	6,901,076
Lincoln Electric Holdings Inc.	Common Stock	**	907,401
Littelfuse Inc.	Common Stock	**	6,145,071
Live Nation Entertainment Inc.	Common Stock	**	1,612,652
LKQ Corp	Common Stock	**	1,804,768
Lockheed Martin Corp	Common Stock	**	11,248,035
Loews Corp	Common Stock	**	814,882
LogMeIn Inc.	Common Stock	**	4,645,542
Lowe's Companies Inc.	Common Stock	**	1,648,345
LPL Financial Holdings Inc.	Common Stock	**	4,589,882
LSB Industries Inc.	Common Stock	**	1,386,417
LSC Communications Inc.	Common Stock	**	2,955
Lululemon Athletica Inc.	Common Stock	**	2,205,522
Luminex Corp	Common Stock	**	1,381,945
M&T Bank Corp	Common Stock	**	4,163,583
Madrigal Pharmaceuticals Inc.	Common Stock	**	1,247,173
Magellan Health Inc.	Common Stock	**	951,280
ManpowerGroup Inc.	Common Stock	**	4,600,358
Marathon Oil Corp	Common Stock	**	359,744
Marathon Petroleum Corp	Common Stock	**	4,869,058
Marcus & Millichap Inc.	Common Stock	**	937,316
MarketAxess Holdings Inc.	Common Stock	**	6,974,873
Marvell Technology Group Ltd.	Common Stock	**	4,286,841
MasTec Inc.	Common Stock	**	2,976,302
Mastercard Inc.	Common Stock	**	17,065,113
Matador Resources Co.	Common Stock	**	1,153,666
Maxar Technologies Ltd.	Common Stock	**	1,250,272
Maximus Inc.	Common Stock	**	4,246,523
MaxLinear Inc.	Common Stock	**	4,725,631
McDonald's Corp	Common Stock	**	480,048
Medical Properties Trust Inc.	Common Stock	**	2,567,447
Medifast Inc.	Common Stock	**	858,531
Medtronic PLC	Common Stock	**	161,130
Mellanox Technologies Ltd.	Common Stock	**	997,762
Merck & Co Inc.	Common Stock	**	520,511
Merit Medical Systems Inc.	Common Stock	**	962,630
Methode Electronics Inc.	Common Stock	**	3,403,499
Microchip Technology Inc.	Common Stock	**	6,144,547
Microsoft Corp	Common Stock	**	24,507,925
MINDBODY Inc.	Common Stock	**	930,421

	MKS Instruments Inc.	Common Stock	**	3,946,223
	Modine Manufacturing Co.	Common Stock	**	907,965
	Molina Healthcare Inc.	Common Stock	**	4,395,330
	Monolithic Power Systems Inc.	Common Stock	**	720,438
	Monster Beverage Corp	Common Stock	**	4,202,968
	Motorola Solutions Inc.	Common Stock	**	8,914,500
	MSCI Inc.	Common Stock	**	9,385,216
	National General Holdings Corp	Common Stock	**	2,599,257
	National Oilwell Varco Inc.	Common Stock	**	2,626,288
	National Vision Holdings Inc.	Common Stock	**	663,906
	Navistar International Corp	Common Stock	**	1,074,805
	NCR Corp	Common Stock	**	2,551,618
	Nektar Therapeutics Inc.	Common Stock	**	1,845,858
	NeoGenomics Inc.	Common Stock	**	2,824,949
	Netgear Inc.	Common Stock	**	1,098,472
	Neurocrine Biosciences Inc.	Common Stock	**	1,224,529
	Nevro Corp	Common Stock	**	1,360,166
	New Relic Inc.	Common Stock	**	800,561
	NewMarket Corp	Common Stock	**	8,006,667
	Nielsen Holdings PLC	Common Stock	**	5,237,026
	NiSource Inc.	Common Stock	**	3,900,477
	Nomad Foods Ltd.	Common Stock	**	3,517,312
	Nordson Corp	Common Stock	**	10,217,917
*	Northern Trust Corp	Common Stock	**	3,435,714
	Northrop Grumman Corp	Common Stock	**	5,179,461
	Novanta Inc.	Common Stock	**	982,737
	NovoCure Ltd.	Common Stock	**	988,900
	Nu Skin Enterprises Inc.	Common Stock	**	1,722,723
	NuVasive Inc.	Common Stock	**	1,120,736
	NVR Inc.	Common Stock	**	4,392,231
	OFG Bancorp	Common Stock	**	6,773,641
	Ollie's Bargain Outlet Holdings Inc.	Common Stock	**	762,590
	Omnicell Inc.	Common Stock	**	811,679
	ONEOK Inc.	Common Stock	**	5,980,823
	Oracle Corp	Common Stock	**	503,467
	OSI Systems Inc.	Common Stock	**	4,737,672
	Outfront Media Inc.	Common Stock	**	228,032
	Owens-Corning Inc.	Common Stock	**	5,395,607
	Owens-Illinois Inc.	Common Stock	**	3,861,834
	Pacira Pharmaceuticals Inc.	Common Stock	**	2,450,448
	Palo Alto Networks Inc.	Common Stock	**	3,496,821
	Paratek Pharmaceuticals Inc.	Common Stock	**	402,600
	Park Hotels & Resorts Inc.	Common Stock	**	174,500
	Parker Hannifin Corp	Common Stock	**	1,961,831
	Parsley Energy Inc.	Common Stock	**	1,071,228
	Party City Holdco Inc.	Common Stock	**	823,673
	Paychex Inc.	Common Stock	**	5,057,120
	Paycom Software Inc.	Common Stock	**	1,010,698
	PayPal Holdings Inc.	Common Stock	**	15,466,810
	PBF Energy Inc.	Common Stock	**	3,918,008
	PDF Solutions Inc.	Common Stock	**	1,325,960
	Peabody Energy Corp	Common Stock	**	1,479,410
	Pentair PLC	Common Stock	**	4,055,480

PepsiCo Inc.	Common Stock	**	3,979,043
Perficient Inc.	Common Stock	**	2,048,048
PerkinElmer Inc.	Common Stock	**	7,739,127
Pfizer Inc.	Common Stock	**	605,234
Philip Morris International Inc.	Common Stock	**	5,800,070
Physicians Realty Trust	Common Stock	**	3,420,555
Pilgrims Pride Corp	Common Stock	**	835,877
Pinnacle West Capital Corp	Common Stock	**	2,618,762
Planet Fitness Inc.	Common Stock	**	2,570,486
PNC Financial Services Group Inc.	Common Stock	**	2,329,847
PolyOne Corp	Common Stock	**	3,281,317
Popular Inc.	Common Stock	**	3,221,004
Power Solutions International Inc.	Common Stock	**	516,229
PRA Health Sciences Inc.	Common Stock	**	695,425
Preferred Bank	Common Stock	**	931,964
Premier Inc.	Common Stock	**	2,632,863
Prestige Brands Holdings Inc.	Common Stock	**	3,298,588
Principal Financial Group Inc.	Common Stock	**	819,109
ProAssurance Corp	Common Stock	**	1,283,153
Procter & Gamble Co.	Common Stock	**	4,507,034
Progress Software Corp	Common Stock	**	1,139,811
Progressive Corp	Common Stock	**	4,160,290
Prologis Inc.	Common Stock	**	1,642,204
Proofpoint Inc.	Common Stock	**	5,036,829
ProPetro Holding Corp	Common Stock	**	955,277
Prosperity Bancshares Inc.	Common Stock	**	6,533,657
Pure Storage Inc.	Common Stock	**	1,391,734
PVH Corp	Common Stock	**	5,194,405
Qualcomm Inc.	Common Stock	**	496,178
Qualys Inc.	Common Stock	**	984,563
Quanta Services Inc.	Common Stock	**	2,802,072
Quest Diagnostics Inc.	Common Stock	**	9,540,943
Quidel Corp	Common Stock	**	784,257
Quotient Technology Inc.	Common Stock	**	2,431,237
Ralph Lauren Corp	Common Stock	**	994,497
Range Resources Corp	Common Stock	**	968,359
Rapid7 Inc.	Common Stock	**	1,074,664
Raymond James Financial Inc.	Common Stock	**	2,332,734
RBC Bearings Inc.	Common Stock	**	692,496
RealPage Inc.	Common Stock	**	791,871
Red Hat Inc.	Common Stock	**	966,957
Red Robin Gourmet Burgers Inc.	Common Stock	**	2,526,252
Reinsurance Group of America Inc.	Common Stock	**	2,991,232
Renasant Corp	Common Stock	**	3,986,129
ResMed Inc.	Common Stock	**	8,001,214
Retail Properties of America Inc.	Common Stock	**	2,512,606
REV Group Inc.	Common Stock	**	1,373,172
Revance Therapeutics Inc.	Common Stock	**	818,579
RingCentral Inc.	Common Stock	**	2,153,484
Rockwell Automation Inc.	Common Stock	**	12,789,522
Rogers Corp	Common Stock	**	902,006
Roku Inc.	Common Stock	**	712,880
Ross Stores Inc.	Common Stock	**	11,035,152

Royal Caribbean Cruises Ltd.	Common Stock	**	972,378
RPM International Inc.	Common Stock	**	2,786,697
RSP Permian Inc.	Common Stock	**	6,311,779
Rush Enterprises Inc.	Common Stock	**	744,485
Ryder Systems Inc.	Common Stock	**	3,011,238
S&P Global Inc.	Common Stock	**	8,107,666
Sage Therapeutics Inc.	Common Stock	**	1,412,680
Saia Inc.	Common Stock	**	2,739,820
Salesforce.com Inc.	Common Stock	**	10,734,878
Sangamo Therapeutics Inc.	Common Stock	**	1,018,356
Santander Consumer USA Holdings Inc.	Common Stock	**	1,383,450
Sarepta Therapeutics Inc.	Common Stock	**	5,341,838
Scientific Games Corp	Common Stock	**	927,962
Senior Housing Properties Trust	Common Stock	**	215,083
Sensient Technologies Corp	Common Stock	**	2,470,203
Service Corp International	Common Stock	**	8,411,966
ServiceNow Inc.	Common Stock	**	1,814,725
Sherwin-Williams Co.	Common Stock	**	7,872,950
Signature Bank	Common Stock	**	2,844,072
Signet Jewelers Ltd.	Common Stock	**	2,601,622
Silgan Holdings Inc.	Common Stock	**	1,606,468
Silicom Ltd.	Common Stock	**	649,361
Silicon Laboratories Inc.	Common Stock	**	1,003,847
Simon Property Group Inc.	Common Stock	**	815,870
Simpson Manufacturing Company Inc.	Common Stock	**	1,046,982
SiteOne Landscape Supply Inc.	Common Stock	**	1,094,267
Skechers USA Inc.	Common Stock	**	4,600,799
Skyworks Solutions Inc.	Common Stock	**	1,164,673
SL Green Realty Corp	Common Stock	**	2,755,253
SM Energy Co.	Common Stock	**	1,363,523
Snap-on Inc.	Common Stock	**	8,245,322
Solaris Oilfield Infrastructure Inc.	Common Stock	**	896,514
South State Corp	Common Stock	**	3,262,695
Southern Co.	Common Stock	**	1,498,915
Southwestern Energy Co.	Common Stock	**	2,355,680
Spartan Motors Inc.	Common Stock	**	650,892
Spirit AeroSystems Holdings Inc.	Common Stock	**	1,993,973
Spirit Realty Capital Inc.	Common Stock	**	1,375,011
Splunk Inc.	Common Stock	**	3,417,690
Sprint Corp	Common Stock	**	352,313
Stag Industrial Inc.	Common Stock	**	5,545,536
Stanley Black & Decker Inc.	Common Stock	**	7,088,047
Stepan Co.	Common Stock	**	556,625
STERIS PLC	Common Stock	**	13,833,296
Summit Materials Inc.	Common Stock	**	4,362,197
Sun Hydraulics Corp	Common Stock	**	1,057,222
SunTrust Banks Inc.	Common Stock	**	4,588,430
Super Micro Computer Inc.	Common Stock	**	3,254,617
Supernus Pharmaceuticals Inc.	Common Stock	**	3,160,941
Synaptics Inc.	Common Stock	**	1,794,493
Synchronoss Technologies Inc.	Common Stock	**	1,725,593
Synchrony Financial	Common Stock	**	4,368,768
Synopsys Inc.	Common Stock	**	4,122,349

Synovus Financial Corp	Common Stock	**	3,149,375
Systemax Inc.	Common Stock	**	717,783
Tableau Software Inc.	Common Stock	**	2,426,428
Tabula Rasa HealthCare Inc.	Common Stock	**	974,325
Tapestry Inc.	Common Stock	**	4,011,618
Tech Data Corp	Common Stock	**	2,821,798
Teladoc Inc.	Common Stock	**	815,769
Teleflex Inc.	Common Stock	**	5,760,257
Telephone and Data Systems Inc.	Common Stock	**	1,268,994
Teligen Inc.	Common Stock	**	691,392
Tenneco Inc.	Common Stock	**	1,291,187
Terex Corp	Common Stock	**	3,028,088
Tetra Tech Inc.	Common Stock	**	1,187,134
Texas Instruments Inc.	Common Stock	**	38,055
Textron Inc.	Common Stock	**	4,118,634
The AES Corp.	Common Stock	**	363,700
The Bancorp, Inc.	Common Stock	**	1,559,973
The Brink's Co.	Common Stock	**	4,315,616
The Hanover Insurance Group Inc.	Common Stock	**	4,017,957
The Hartford Financial Services Group Inc.	Common Stock	**	3,672,500
The Hershey Co.	Common Stock	**	497,588
The Home Depot Inc.	Common Stock	**	17,580,558
The Howard Hughes Corp	Common Stock	**	58,194
The Madison Square Garden Co.	Common Stock	**	2,752,176
The Medicines Co.	Common Stock	**	1,825,099
The Middleby Corp	Common Stock	**	4,448,889
The Toro Co.	Common Stock	**	8,251,155
Thor Industries Inc.	Common Stock	**	3,020,186
Toll Brothers Inc.	Common Stock	**	1,471,975
TopBuild Corp	Common Stock	**	1,029,080
Tractor Supply Co.	Common Stock	**	7,363,996
Trimble Inc.	Common Stock	**	2,079,756
Triton International Ltd.	Common Stock	**	898,068
Triumph Group Inc.	Common Stock	**	1,058,349
Tupperware Brands Corp	Common Stock	**	422,168
Twilio Inc.	Common Stock	**	1,373,585
Twitter Inc.	Common Stock	**	2,661,010
Umpqua Holdings Corp	Common Stock	**	6,263,237
Union Pacific Corp	Common Stock	**	6,548,976
United States Cellular Corp	Common Stock	**	597,705
United States Steel Corp	Common Stock	**	3,250,368
UnitedHealth Group Inc.	Common Stock	**	10,086,590
Univar Inc.	Common Stock	**	2,614,243
Universal Display Corp	Common Stock	**	615,922
Urban Outfitters Inc.	Common Stock	**	646,385
US Concrete Inc.	Common Stock	**	3,866,810
US Foods Holding Corp	Common Stock	**	1,015,308
USA Technologies Inc.	Common Stock	**	1,051,848
Vail Resorts Inc.	Common Stock	**	2,577,915
Valero Energy Corp	Common Stock	**	1,180,430
Valmont Industries Inc.	Common Stock	**	651,455
Varian Medical Systems Inc.	Common Stock	**	4,029,765
Varonis Systems Inc.	Common Stock	**	984,893

Vasco Data Security International Inc.	Common Stock	**	1,737,763
Veeva Systems Inc.	Common Stock	**	1,007,394
Venator Materials PLC	Common Stock	**	165,872
VeriFone Systems Inc.	Common Stock	**	6,694,338
Verint Systems Inc.	Common Stock	**	517,283
Verizon Communications Inc.	Common Stock	**	1,207,167
Vertex Pharmaceuticals Inc.	Common Stock	**	1,413,389
Viavi Solutions Inc.	Common Stock	**	2,521,156
ViewRay Inc.	Common Stock	**	887,356
Virtusa Corp	Common Stock	**	835,643
Visa Inc.	Common Stock	**	16,624,707
Visteon Corp	Common Stock	**	4,912,992
Vistra Energy Corp	Common Stock	**	778,304
Voya Financial Inc.	Common Stock	**	3,942,980
WABCO Holdings Inc.	Common Stock	**	4,067,096
WageWorks Inc.	Common Stock	**	6,713,480
Walgreens Boots Alliance Inc.	Common Stock	**	1,769,062
Walt Disney Co.	Common Stock	**	927,933
Waste Connections Inc.	Common Stock	**	9,387,592
Waste Management Inc.	Common Stock	**	1,518,432
Watts Water Technologies Inc.	Common Stock	**	1,102,544
Webster Financial Corp	Common Stock	**	1,240,600
Weight Watches International Inc.	Common Stock	**	998,809
WellCare Health Plans Inc.	Common Stock	**	3,940,207
Wells Fargo & Co.	Common Stock	**	607,939
Werner Enterprises Inc.	Common Stock	**	1,045,990
WESCO International Inc.	Common Stock	**	2,139,910
Westar Energy Inc.	Common Stock	**	1,482,642
Western Alliance Bancorp	Common Stock	**	7,812,632
Western Digital Corp	Common Stock	**	4,160,170
WEX Inc.	Common Stock	**	1,639,438
White Mountains Insurance Group Ltd.	Common Stock	**	1,563,894
Whiting Petroleum Corp	Common Stock	**	3,078,180
WildHorse Resource Development Corp	Common Stock	**	835,734
William Lyon Homes	Common Stock	**	2,744,322
Wintrust Financial Corp	Common Stock	**	10,605,386
WNS Holdings Ltd.	Common Stock	**	3,437,336
Woodward Inc.	Common Stock	**	3,540,726
World Fuel Services Corp	Common Stock	**	1,904,636
World Wrestling Entertainment Inc.	Common Stock	**	2,979,333
Worldpay Inc.	Common Stock	**	1,461,642
WPX Energy Inc.	Common Stock	**	4,885,720
Wright Medical Group Inc.	Common Stock	**	1,642,505
Wyndham Worldwide Corp	Common Stock	**	8,083,220
Xcel Energy Inc.	Common Stock	**	1,624,008
Xilinx Inc.	Common Stock	**	7,373,706
XPO Logistics Inc.	Common Stock	**	3,961,097
Yelp Inc.	Common Stock	**	389,998
YRC Worldwide Inc.	Common Stock	**	2,686,074
Yum China Holdings Inc.	Common Stock	**	3,761,950
Zayo Group Holdings Inc.	Common Stock	**	4,679,360
Zebra Technologies Corp	Common Stock	**	4,020,435
Zions Bancorp	Common Stock	**	6,996,723

	Zoetis Inc.	Common Stock	**	14,338,765
	Zogenix Inc.	Common Stock	**	706,753
	Zynga Inc.	Common Stock	**	2,493,828
	Total Other Common Stock			2,087,799,317

	Cash Equivalents
*	Merrill Lynch Bank Deposit	Cash Equivalent, .47%	**	11,273,390

	Mutual Funds
	American Funds	American Europacific Growth R6	**	676,213,737
	PIMCO	All Asset Class Institutional	**	790,794,751
	Total Mutual Funds			1,467,008,488

	Government Securities
	California State	$1,060,000 par, 7.5%, due April 1, 2034	**	1,550,155
	California State	$775,000 par, 7.3%, due October 1, 2039	**	1,149,999
	Columbia Rep	$987,000 par, 3.875%, due April 25, 2027	**	995,390
	Federal Home Loan Mortgage Corp	$335,038 par, 3.0%, due September 1, 2046	**	328,866
	Federal Home Loan Mortgage Corp (FHLMC), Freddie Mac	$1,030,927 par, 4.5%, due August 1, 2043	**	1,098,750
	Federal National Mortgage Association (FNMA), Fannie Mae	$19,445,000 par, 3.0%, due February 15, 2044	**	19,058,375
	FHLMC, Freddie Mac	$15,175,000 par, 3.5%, due February 1, 2034	**	15,322,015
	FHLMC, Freddie Mac	$3,051,212 par, 3.0%, due January 1, 2047	**	2,994,814
	FHLMC, Freddie Mac	$3,042,980 par, 3.0%, due February 1, 2047	**	2,986,262
	FHLMC, Freddie Mac	$2,585,000 par,4.0%, due February 15, 2044	**	2,671,383
	FHLMC, Freddie Mac	$2,380,173 par, 4%, due November 1, 2047	**	2,463,358
	FHLMC, Freddie Mac	$2,500,440 par, 3%, due December 1, 2046	**	2,454,375
	FHLMC, Freddie Mac	$2,390,000 par, 2.375%, due January 13, 2022	**	2,384,814
	FHLMC, Freddie Mac	$1,868,614 par, 4%, due September 1, 2047	**	1,944,248
	FHLMC, Freddie Mac	$1,842,112 par, 4%, due November 1, 2047	**	1,908,016
	FHLMC, Freddie Mac	$1,825,000 par, 3.0%, due February 1, 2041	**	1,788,352
	FHLMC, Freddie Mac	$1,396,000 par, 2.905%, due April 25, 2024	**	1,398,608
	FHLMC, Freddie Mac	$1,348,000 par, 3.064%, due August 25, 2024	**	1,360,778
	FHLMC, Freddie Mac	$829,000 par, 6.25%, due July 15, 2032	**	1,129,688
	FHLMC, Freddie Mac	$922,000 par, 3.243%, due April 25, 2027	**	932,749
	FHLMC, Freddie Mac	$872,599 par, 4.0%, due December 15, 2030	**	909,080
	FHLMC, Freddie Mac	$839,000 par, 3.187%, due September 25, 2027	**	843,919
	FHLMC, Freddie Mac	$607,714 par, 3%, December 1, 2046	**	596,513
	FHLMC, Freddie Mac	$511,000 par, 3.244%, due August 25, 2027	**	516,039
	FHLMC, Freddie Mac	$446,887 par, 3.0%, due October 1, 2046	**	438,655
	FHLMC, Freddie Mac	$420,074 par, 3.0%, due September 1, 2046	**	412,335
	FHLMC, Freddie Mac	$310,661 par, 4%, due May 1, 2026	**	322,698
	FHLMC, Freddie Mac	$273,000 par, various rates, due November 25, 2027	**	277,206
	FHLMC, Freddie Mac	$142,109 par, 3%, due November 1, 2042	**	140,087
	FHLMC, Freddie Mac	$130,783 par, 4.0%, due July 1, 2024	**	135,020
	FNMA, Fannie Mae	$23,955,000 par, 3.5%, due February 15, 2044	**	24,179,578
	FNMA, Fannie Mae	$18,350,000 par, 4.0%	**	18,954,266
	FNMA, Fannie Mae	$11,095,000 par, 4.5%, due January 17, 2032	**	11,694,829
	FNMA, Fannie Mae	$2,715,055 par, 3.5%, due June 1, 2046	**	2,750,850
	FNMA, Fannie Mae	$2,593,459 par, 3.5%, due July 1, 2047	**	2,627,939
	FNMA, Fannie Mae	$2,562,078 par, 3.5%, due March 1, 2047	**	2,596,046
	FNMA, Fannie Mae	$2,425,000 par, 3.5%, due August 1, 2018	**	2,481,757

FNMA, Fannie Mae	$2,363,054 par, 4.0%, due July 1, 2047	**	2,458,189
FNMA, Fannie Mae	$2,401,961 par, 3.5%, due August 1, 2047	**	2,432,225
FNMA, Fannie Mae	$2,334,369 par, 4.0%, due March 1, 2047	**	2,422,732
FNMA, Fannie Mae	$2,312,352 par, 3.5%, due April 1, 2047	**	2,343,011
FNMA, Fannie Mae	$2,270,927 par, 3.5%, due December 1, 2046	**	2,301,033
FNMA, Fannie Mae	$1,995,975 par, 3.5%, due September 1, 2047	**	2,022,582
FNMA, Fannie Mae	$1,966,314 par, 2.5%, due November 25, 2045	**	1,913,346
FNMA, Fannie Mae	$1,911,140 par, 3.0%, due August 25, 2044	**	1,899,971
FNMA, Fannie Mae	$1,756,154 par, 3.0%, due August 1, 2043	**	1,730,800
FNMA, Fannie Mae	$1,647,065 par, 4.0%, due May 1, 2047	**	1,717,719
FNMA, Fannie Mae	$1,527,813 par, 3.5%, due March 1, 2047	**	1,548,068
FNMA, Fannie Mae	$1,574,294 par, 3.0%, due January 1, 2047	**	1,546,876
FNMA, Fannie Mae	$1,482,364 par, 4.0%, due June 1, 2044	**	1,537,987
FNMA, Fannie Mae	$1,441,517 par, 3.0%, due April 25, 2046	**	1,430,214
FNMA, Fannie Mae	$1,379,613 par, 4.0%, due May 25, 2053	**	1,429,710
FNMA, Fannie Mae	$1,290,000 par, 2.625%, due September 6, 2024	**	1,282,232
FNMA, Fannie Mae	$1,220,963 par, 3.5%, due September 1, 2047	**	1,239,479
FNMA, Fannie Mae	$1,186,308 par, 4.0%, due May 1, 2047	**	1,235,459
FNMA, Fannie Mae	$1,175,007 par, 4.0%, due April 1, 2047	**	1,225,409
FNMA, Fannie Mae	$1,234,476 par, 3.0%, due May 1, 2045	**	1,216,761
FNMA, Fannie Mae	$1,009,912 par, 4.0%, due July 1, 2047	**	1,051,841
FNMA, Fannie Mae	$928,566 par, 3.5%, due September 1, 2047	**	941,419
FNMA, Fannie Mae	$902,546 par, 4.0%, due May 1, 2047	**	936,616
FNMA, Fannie Mae	$898,620 par, 4.0%, due August 1, 2043	**	935,141
FNMA, Fannie Mae	$829,463 par, 4%, due May 1, 2027	**	856,953
FNMA, Fannie Mae	$838,585 par, 3.5%, due November 1, 2047	**	848,797
FNMA, Fannie Mae	$632,431 par, 3.5%, due April 1, 2047	**	640,815
FNMA, Fannie Mae	$600,320 par, 4.0%, due February 1, 2041	**	627,451
FNMA, Fannie Mae	$589,691 par, 3.0%, due June 25, 2045	**	587,402
FNMA, Fannie Mae	$519,572 par, 5.5%, due November 1, 2034	**	571,937
FNMA, Fannie Mae	$546,240 par, 4.0%, due April 1, 2047	**	570,311
FNMA, Fannie Mae	$513,432 par, 5.5%, due March 1, 2034	**	565,328
FNMA, Fannie Mae	$463,016 par, 4.5%, due March 1, 2047	**	488,762
FNMA, Fannie Mae	$391,999 par, 5.5%, due August 1, 2037	**	431,626
FNMA, Fannie Mae	$361,900 par, 5.5%, due August 1, 2037	**	397,841
FNMA, Fannie Mae	$377,773 par, 3.0%, due September 25, 2030	**	380,745
FNMA, Fannie Mae	$365,183 par, 4.0%, due September 1, 2043	**	380,148
FNMA, Fannie Mae	$349,973 par, 4.5%, due September 1, 2040	**	372,834
FNMA, Fannie Mae	$342,704 par, 4.0%, due November 1, 2046	**	355,056
FNMA, Fannie Mae	$275,496 par, 3.5%, due July 1, 2046	**	279,136
FNMA, Fannie Mae	$261,375 par, 4.0%, due December 1, 2043	**	271,999
FNMA, Fannie Mae	$246,539 par, 3.5%, due June 1, 2046	**	249,783
FNMA, Fannie Mae	$218,836 par, 5%, due July 1, 2037	**	236,175
FNMA, Fannie Mae	$207,732 par, 4.5%, due January 1, 2042	**	222,954
FNMA, Fannie Mae	$199,056 par, 4.0%, due October 1, 2046	**	207,078
FNMA, Fannie Mae	$188,510 par, 4.5%, due May 1, 2042	**	200,817
FNMA, Fannie Mae	$168,294 par, 4.5%, due October 1, 2040	**	179,256
FNMA, Fannie Mae	$129,890 par, 5.0%, due December 1, 2034	**	140,204
FNMA, Fannie Mae	$135,721 par, 3.5%, due October 1, 2046	**	137,518
FNMA, Fannie Mae	$128,092 par, 4.0%, due February 1, 2032	**	132,370
FNMA, Fannie Mae	$116,641 par, 5.0%, due October 1, 2035	**	125,898
FNMA, Fannie Mae	$114,121 par, 4.5%, due January 1, 2030	**	120,680
FNMA, Fannie Mae	$102,366 par. 4.5%, due May 1, 2039	**	109,271

FNMA, Fannie Mae	$95,915 par, 5.5%, due March 1, 2041	**	105,579
FNMA, Fannie Mae	$95,056 par, 4.5%, due February 1, 2042	**	101,374
FNMA, Fannie Mae	$78,620 par, 4.0%, due September 1, 2043	**	81,815
FNMA, Fannie Mae	$74,725 par, 5.0%, due November 1, 2033	**	80,896
FNMA, Fannie Mae	$58,918 par, 5.5%, due December 1, 2035	**	64,854
FNMA, Fannie Mae	$58,275 par, 5.5%, due December 1, 2034	**	64,124
FNMA, Fannie Mae	$51,895 par, 5%, due July 1, 2037	**	55,996
FNMA, Fannie Mae	$37,456 par, 5%, due February 1, 2038	**	40,422
GNMA, Ginnie Mae	$9,555,000 par, 4.0%, due January 1, 2070	**	9,886,816
GNMA, Ginnie Mae	$9,880,000 par, 3.0%, due February 15, 2044	**	9,781,200
GNMA, Ginnie Mae	$2,675,000 par, 4.5%, due January 1, 2070	**	2,796,212
Government National Mortgage Association (GNMA), Ginnie Mae	$2,775,534 par, 4.0%, due September 20, 2047	**	2,891,158
Illinois state	$685,000 par, 5.1%, due June 1, 2033	**	666,820
Illinois state	$530,000 par, 5.877%, due March 1, 2019	**	544,554
New Jersey State Transportation Trust Fund Authority	$965,000 par, 5.754%, due December 15, 2028	**	1,084,322
New Jersey State Transportation Trust Fund Authority	$395,000 par, 6.561%, due December 15, 2040	**	516,826
Petroleos Mexicanos	$2,706,000 par, 5.5%, due January 21, 2021	**	2,869,172
Petroleos Mexicanos	$567,000 par, 5.625%, due January 23, 2046	**	521,640
Republic of Chile	$214,000 par, 3.86%, due June 21, 2047	**	214,535
Republica Oriental del Uruguay	$728,000 par, 5.1%, due June 18, 2050	**	790,972
STATE OF ISRAEL	$431,000 par, 4.125%, due January 17, 2048	**	431,216
U.S. Treasury Bond	$18,920,000 par, 1.375%, due October 31, 2020	**	18,466,223
U.S. Treasury Bond	$17,322,000 par, 1.25%, due October 31, 2021	**	16,602,063
U.S. Treasury Bond	$8,866,000 par, 4.75%, due February 15, 2037	**	11,398,351
U.S. Treasury Bond	$11,622,000 par, 1.875%, September 30, 2022	**	11,296,944
U.S. Treasury Bond	$10,451,000 par, 1.25%, due March 31, 2021	**	10,103,995
U.S. Treasury Bond	$9,307,000 par, 2.125%, due December 31, 2022	**	9,133,583
U.S. Treasury Bond	$9,226,000 par, 2.0%, due November 30, 2022	**	9,008,322
U.S. Treasury Bond	$8,482,000 par, 2%, October 31, 2022	**	8,286,185
U.S. Treasury Bond	$7,911,000 par, 1.125%, due September 30, 2021	**	7,556,239
U.S. Treasury Bond	$7,737,000 par, 2.25%, due November 15, 2027	**	7,425,408
U.S. Treasury Bond	$6,916,000 par, 2.375%, due December 31, 2024	**	6,737,159
U.S. Treasury Bond	$6,167,000 par, 2.375%, due January 31, 2023	**	6,123,159
U.S. Treasury Bond	$6,288,000 par, 2.125%, due November 30, 2024	**	6,078,484
U.S. Treasury Bond	$5,691,000 par, 1.375%, due September 30, 2020	**	5,560,949
U.S. Treasury Bond	$5,775,000 par, 2.75%, due August 15, 2047	**	5,552,570
U.S. Treasury Bond	$5,455,000 par, 2.875%, due November 15, 2046	**	5,383,616
U.S. Treasury Bond	$5,339,000 par, 2.0%, due January 15, 2021	**	5,294,996
U.S. Treasury Bond	$5,462,000 par, 1.625%, due May 15, 2026	**	5,022,265
U.S. Treasury Bond	$3,832,000 par, 1.625%, due August 31, 2022	**	3,687,254
U.S. Treasury Bond	$3,282,000 par, 3.0%, due May 15, 2047	**	3,317,767
U.S. Treasury Bond	$2,817,000 par, 2.0%, due January 31, 2020	**	2,808,856
U.S. Treasury Bond	$3,044,000 par, 2.5%, due May 15, 2046	**	2,785,260
U.S. Treasury Bond	$2,710,000 par, 3.0%, due February 15, 2047	**	2,741,227
U.S. Treasury Bond	$2,895,000 par, 2.0%, due November 15, 2026	**	2,732,608
U.S. Treasury Bond	$2,060,000 par, 5.0%, due May 15, 2037	**	2,725,718
U.S. Treasury Bond	$2,315,000 par, 3.0%, due November 15, 2045	**	2,343,757
U.S. Treasury Bond	$2,201,000 par, 1.5%, due August 15, 2026	**	1,996,978
U.S. Treasury Bond	$1,968,000 par, 2.75%, due November 15, 2047	**	1,893,124
U.S. Treasury Bond	$1,744,000 par, 1.75%, due June 30, 2022	**	1,690,386
U.S. Treasury Bond	$1,520,000 par, 1.875%, due April 30, 2022	**	1,483,306

	U.S. Treasury Bond	$1,358,000 par, 1.125%, due July 31, 2021	**	1,300,710
	U.S. Treasury Bond	$1,205,000 par, 1.875%, December 31, 2019	**	1,198,975
	U.S. Treasury Bond	$967,000 par, 2.375%, due May 15, 2027	**	939,501
	U.S. Treasury Bond	$824,000 par, 1.375%, due April 30, 2021	**	798,958
	U.S. Treasury Bond	$793,000 par, 2.25%, due August 15, 2027	**	761,559
	U.S. Treasury Bond	$229,000 par, 1.875%, due March 31, 2022	**	223,669
	UNITED MEXICAN STS	$808,000 par, 4.6%, due February 10, 2048	**	791,840
	Total Government Securities			410,128,244

	Corporate Bonds
	21st Century Fox Inc.	$842,000 par, 6.4%, due December 15, 2035	**	1,106,371
	Abbot Laboratories	$1,755,000 par, 2.9%, due November 30, 2021	**	1,749,502
	Abbvie Inc.	$3,605,000 par, 2.9%, due November 6, 2022	**	3,573,049
	Abbvie Inc.	$1,267,000 par, 2.5%, due May 14, 2020	**	1,263,233
	Abbvie Inc.	$261,000 par, 4.3%, due May 14, 2036	**	274,572
	ABN AMRO Bank	$3,210,000 par, 2.65%, due January 19, 2021	**	3,192,843
	Abu Dhabi Crude Oil Pipeline LLC	$355,000 par, 4.6%, due November 2, 2047	**	356,792
	Aercap Ireland Capital Designated Activity Company	$3,967,000 par, 4.5%, due May 15, 2021	**	4,124,342
	Aercap Ireland Capital Designated Activity Company	$1,519,000 par, 3.3%, due January 23, 2023	**	1,503,658
	AIG Global	$1,970,000 par, 1.95%, due October 18, 2019	**	1,947,583
	Alibaba Group Holding Ltd.	$736,000 par, 4.2%, due December 6, 2047	**	735,469
	Ameren Illinois Co.	$741,000 par, 3.7%, due December 1, 2047	**	740,484
	American Electric Power Co. Inc.	$1,205,000 par, 3.2%, due November 13, 2027	**	1,168,503
	American International Group Inc.	$779,000 par, 4.5%, due July 16, 2044	**	805,059
	Anadarko Petroleum Corp.	$2,577,000 par, 6.95%, due June 15, 2019	**	2,716,493
	Anadarko Petroleum Corp.	$830,000 par, 6.45%, due September 15, 2036	**	1,033,079
	Andeavor	$449,000 par, 4.5%, due April 1, 2048	**	451,611
	Andeavor	$796,000 par, 3.8%, due April 1, 2028	**	783,021
	Anheuser-Busch InBev Finance Inc.	$1,598,000 par, 4.9%, due February 1, 2046	**	1,805,754
	Appalachian Power Co.	$1,201,000 par, 4.45%, due June 1, 2045	**	1,311,568
	Apple Inc.	$1,327,000 par, 3.85%, due August 4, 2046	**	1,340,964
	Apple Inc.	$593,000 par, 4.65%, due February 23, 2046	**	674,389
	AT&T Inc.	$2,345,000 par, 3.4%, due May 15, 2025	**	2,281,676
	AT&T Inc.	$1,314,000 par, 5.25%, due March 1, 2037	**	1,388,594
	AT&T Inc.	$887,000 par, 4.9%, due August 14, 2037	**	898,998
	AT&T Inc.	$205,000 par, 5.15%, due March 15, 2042	**	209,068
	B.A.T Capital Corp.	$1,839,000 par, 4.39%, due August 15, 2037	**	1,890,284
	Baker Hughes, a GE Co.	$2,272,000 par, 2.773%, due December 15, 2022	**	2,236,854
	Baker Hughes, a GE Co.	$485,000 par, 4.08%, due December 15, 2047	**	479,379
	Banco Del Estado de Chile	$1,555,000 par, 2.668%, due January 8, 2021	**	1,557,333
*	Bank of America Corp.	$4,557,000 par, 4.0%, due January 22, 2025	**	4,662,002
	Bank of Nova Scotia	$2,726,000 par, 2.5%, due January 8, 2021	**	2,704,958
	Berkshire Hathaway Energy Co.	$1,163,000 par, 2.375%, due January 15, 2021	**	1,154,968
	BNP Paribas	$1,209,000 par, 3.5%, due November 16, 2027	**	1,187,500
	Canadian Natural Resources Ltd.	$596,000 par, 5.9%, due February 1, 2018	**	596,000
	Canadian Natural Resources Ltd.	$168,000 par, 6.45%, due June 30, 2033	**	205,361
	CBS Corp	$937,000 par, 3.375%, due February 15, 2028	**	888,357
	Charter Communications Operating, LLC	$389,000 par, 5.375%, due May 1, 2047	**	401,752
	Charter Communications Operating, LLC	$277,000 par, 6.384%, due October 23, 2035	**	321,764
	Citibank NA	$2,724,000 par, 2.125%, October 20, 2020	**	2,683,720
	Citigroup Inc.	$2,940,000 par, 2.876%, due July 24, 2023	**	2,893,724

Citigroup Inc.	$1,047,000 par, 4.4%, due June 10, 2025	**	1,088,036
Citigroup Inc.	$698,000 par, 4.45%, due September 29, 2027	**	727,890
CK Hutchinson International	$859,000 par, 2.25%, due September 29, 2020	**	841,778
Cleveland Clinic Foundation	$593,000 par, 4.858%, due January 1, 2114	**	647,155
Comcast Corp	$966,000 par, 3.15%, due February 15, 2028	**	935,349
Comcast Corp	$370,000 par, 4.049%, due November 1, 2052	**	367,518
Constellation Brands Inc.	$2,422,000 par, 2.65%, due November 7, 2022	**	2,359,297
Cox Communications Inc.	$423,000 par, 4.6%, due August 15, 2047	**	423,283
Credit Agricole	$1,296,000 par, 3.25%, due October 4, 2024	**	1,274,083
Delmarva Power Co.	$359,000 par, 4.15%, due May 15, 2045	**	381,569
Deutsche Telekom International Finance B.V.	$869,000 par, 2.225%, due January 17, 2020	**	861,872
Dominion Energy Gas Holdings, LLC	$1,621,000 par, 2.962%, due July 1, 2019	**	1,628,828
Dominion Energy Gas Holdings, LLC	$640,000 par, 2.5%, due December 15, 2019	**	637,687
Dow Chemical Co.	$1,266,000 par, 8.55%, due May 15, 2019	**	1,362,568
DP World Ltd.	$410,000 par, 6.85%, due July 2, 2037	**	512,382
Duke Energy Florida, LLC	$631,000 par, 2.1%, due December 15, 2019	**	629,345
Energy Transfer Partners LP	$1,028,000 par, 6.625%, due October 15, 2036	**	1,188,797
Enlink Midstream Partners LP	$786,000 par, 2.7%, due April 1, 2019	**	783,585
Eversource Energy Co.	$1,904,000 par, 2.75%, due March 15, 2022	**	1,883,842
Exelon Corp.	$148,000 par, 5.625%, due June 15, 2035	**	178,399
FedEx Co.	$1,327,000 par, 4.05%, due February 15, 2048	**	1,328,440
FirstEnergy Transmission LLC	$532,000 par, 5.45%, due July 15, 2044	**	631,592
Ford Motor Co.	$2,770,000 par, 2.343%, due November 2, 2020	**	2,722,819
Ford Motor Co.	$714,000 par, 7.45%, due July 16, 2031	**	908,829
Fortis Inc.	$2,095,000 par, 3.055%, due October 4, 2026	**	1,981,397
GE Capital International Funding Company	$744,000 par, 4.418%, due November 15, 2035	**	765,172
General Motors Co.	$1,349,000 par, 5.15%, due April 1, 2038	**	1,413,042
General Motors Financial Company Inc.	$654,000 par, 2.45%, due November 6, 2020	**	645,170
Georgia Power Co.	$496,000 par, 4.3%, due March 15, 2042	**	524,263
Gilead Sciences Inc.	$1,241,000 par, 4.75%, due March 1, 2046	**	1,394,674
Gilead Sciences Inc.	$190,000 par, 4.0%, due September 1, 2036	**	196,035
HSBC Holdings PLC	$3,861,000 par, 3.262%, due March 13, 2023	**	3,870,502
HSBC Holdings PLC	$1,453,000 par, 4.041%, due March 13, 2028	**	1,488,632
HSBC Holdings PLC	$1,091,000 par, 3.033%, due November 22, 2023	**	1,081,003
ITC Holdings Corp	$1,141,000 par, 2.7%, due November 15, 2022	**	1,125,873
ITC Holdings Corp	$1,008,000 par, 3.35%, due November 15, 2027	**	986,662
ITC Holdings Corp	$323,000 par, 5.3%, due July 1, 2043	**	380,894
Jersey Central Power & Light Co.	$2,394,000 par, 4.7%, due April 1, 2024	**	2,563,809
Jersey Central Power & Light Co.	$785,000 par, 7.35%, due February 1, 2019	**	820,205
John Deere Capital Corp	$2,984,000 par, 2.7%, due January 6, 2023	**	2,950,690
John Deere Capital Corp	$1,090,000 par, 2.35%, due January 8, 2021	**	1,083,005
Johnson & Johnson	$1,387,000 par, 3.4%, due January 15, 2038	**	1,374,642
JP Morgan Chase & Co.	$1,344,000 par, 3.964%, due November 15, 2048	**	1,357,931
JP Morgan Chase & Co.	$856,000 par, 3.509%, due January 23, 2029	**	851,643
JP Morgan Chase & Co.	$653,000 par, 4.26%, due February 22, 2048	**	689,851
Korea Southern Power Co. Ltd.	$632,000 par, 3.0%, due January 29, 2021	**	631,590
Lockheed Martin Corp	$2,003,000 par, 2.5%, due November 23, 2020	**	1,999,030
Marathon Petroleum Corp	$1,022,000 par, 4.75%, due September 15, 2044	**	1,082,728
Marathon Petroleum Corp	$581,000 par, 3.4%, due December 15, 2020	**	590,366
Marathon Petroleum Corp	$148,000 par, 5.0%, due September 15, 2054	**	153,668
MetLife Inc.	$906,000 par, 6.4%, due December 15, 2066	**	1,042,036
Mexichem SAB de CV	$345,000 par, 5.5%, due January 15, 2048	**	335,944
Microsoft Corp	$650,000 par, 3.75%, due February 12, 2045	**	663,350

	Morgan Stanley	$1,703,000 par, 3.125%, due January 23, 2023	**	1,695,623
	Morgan Stanley	$1,705,000 par, 2.75%, due May 19, 2022	**	1,679,405
	Morgan Stanley	$1,528,000 par, 3.125%, due July 27, 2026	**	1,476,873
	Morgan Stanley	$846,000 par, 3.971%, due July 22, 2038	**	861,852
	MPLX LP	$347,000 par, 5.2%, due March 1, 2047	**	382,422
	New England Power Co.	$308,000 par, 3.8%, due December 5, 2047	**	308,393
	New York Life Global Funding	$2,241,000 par, 1.95%, due September 28, 2020	**	2,207,692
	New York-Presbyterian Hospital	$433,000 par, 4.763%, due August 1, 2116	**	452,524
	Nexen Inc.	$944,000 par, 6.4%, due May 15, 2037	**	1,197,540
	NextEra Energy Capital Holdings Inc.	$1,322,000 par, 2.7%, due September 15, 2019	**	1,325,754
	Noble Energy Inc.	$1,034,000 par, 4.95%, due August 15, 2047	**	1,122,313
	Northrop Grumman Corp	$1,291,000 par, 2.55%, due October 15, 2022	**	1,260,722
	Northrop Grumman Corp	$1,059,000 par, 4.03%, due October 15, 2047	**	1,074,496
	Oneok Partners, LP	$553,000 par, 6.85%, due October 15, 2037	**	688,541
	Oracle Corp	$1,636,000 par, 3.8%, due November 15, 2037	**	1,677,481
	Oracle Corp	$605,000 par, 5.375%, due July 15, 2040	**	750,163
	Owens Corning Co.	$850,000 par, 4.4%, due January 30, 2048	**	839,423
	Partners HealthCare Systems, Inc.	$398,000 par, 3.765%, due July 1, 2048	**	387,813
	Pinnacle West Capital Corp	$722,000 par, 2.25%, due November 30, 2020	**	715,683
	Plains All American Pipeline LP	$755,000 par, 4.5%, due December 15, 2026	**	773,905
	Plains All American Pipeline LP	$726,000 par, 4.9%, due February 15, 2045	**	721,023
	Pricoa Global Funding	$903,000 par, 1.9%, due September 21, 2018	**	901,377
	Progress Energy Inc.	$1,579,000 par, 7.75%, due March 1, 2031	**	2,167,793
	Progress Energy Inc.	$1,412,000 par, 7.05%, due March 15, 2019	**	1,482,935
	Reynolds American Inc.	$2,707,000 par, 2.3%, due June 12, 2018	**	2,709,333
	Royal Bank of Canada	$682,000 par, 2.15%, due October 26, 2020	**	674,677
	Sempra Energy	$1,017,000 par, 6.0%, due October 15, 2039	**	1,295,593
	Sempra Energy	$1,048,000 par, 9.8%, due February 15, 2019	**	1,126,937
	Sempra Energy	$975,000 par, 2.9%, due February 1, 2023	**	966,121
	Sherwin-Williams Co.	$1,830,000 par, 2.75%, due June 1, 2022	**	1,798,956
	Simon Property Group LP	$3,561,000 par, 2.75%, due June 1, 2023	**	3,503,355
	Simon Property Group LP	$1,448,000 par, 3.375%, due December 1, 2027	**	1,421,428
	South Caroline Electric & Gas Co.	$531,000 par, 5.1%, due June 1, 2065	**	587,779
	Southern Co.	$1,242,000 par, 2.35%, due July 1, 2021	**	1,217,661
	Stanford Health Care	$448,000 par, 3.795%, due November 15, 2048	**	451,927
	Sumitomo Mitsui Banking Corp	$853,000 par, 2.514%, due January 17, 2020	**	851,007
	Sumitomo Mitsui Financial Group Inc.	$2,782,000 par, 3.102%, due January 17, 2023	**	2,765,597
	Tencent Holdings Ltd.	$2,059,000 par, 2.875%, due February 11, 2020	**	2,065,714
	Tencent Holdings Ltd.	$1,508,000 par, 3.595%, due January 19, 2028	**	1,485,727
	Tencent Holdings Ltd.	$1,352,000 par, 2.985%, due January 19, 2023	**	1,339,057
	Tencent Holdings Ltd.	$375,000 par, 3.8%, February 11, 2025	**	381,030
	Teva Pharmaceuticals Industries	$990,000 par, 2.8%, due July 21, 2023	**	875,924
*	The Goldman Sachs Group, Inc.	$1,896,000 par, 3.814%, due April 23, 2029	**	1,902,886
*	The Goldman Sachs Group, Inc.	$920,000 par, 3.625%, due January 22, 2023	**	935,785
*	The Goldman Sachs Group, Inc.	$513,000 par, 4.75%, due October 21, 2045	**	576,022
	The Hartford Financial Services Group Inc.	$516,000 par, 5.5%, due March 30, 2020	**	546,683
	The Kraft Heinz Co	$870,000 par, 2.0%, due July 2, 2018	**	869,004
	Time Warner Inc.	$249,000 par, 7.3%, due July 1, 2038	**	311,195
	Toronto-Dominion Bank	$646,000 par, 1.95%, due April 2, 2020	**	637,997
	Toyota Motor Credit Corp Co.	$2,410,000 par, 1.55%, due October 18, 2019	**	2,381,531
	TTX Company	$1,359,000 par, 2.25%, due February 1, 2019	**	1,357,293
	UBS AG LONDON BRH	$1,852,000 par, 2.45%, due December 1, 2020	**	1,836,238
	Union Pacific Corp	$1,523,000 par, 3.6%, due September 15, 2037	**	1,534,957

United Parcel Service Inc.	$772,000 par, 3.75%, due November 15, 2047	**	780,379
Vale Overseas Ltd.	$1,897,000 par, 4.375%, due January 11, 2022	**	1,968,138
Vale Overseas Ltd.	$1,343,000 par, 5.875%, due June 10, 2021	**	1,459,841
Vale Overseas Ltd.	$532,000 par, 8.25%, due January 17, 2034	**	716,205
Vale Overseas Ltd.	$218,000 par, 6.875%, due November 21, 2036	**	273,863
Valero Energy Corp	$486,000 par, 6.625%, due June 15, 2037	**	642,499
Verizon Communications Inc.	$1,504,000 par, 4.272%, due June 15, 2036	**	1,490,321
Verizon Communications Inc.	$894,000 par, 5.25%, due March 16, 2037	**	984,223
Verizon Communications Inc.	$729,000 par, 5.15%, due March 16, 2037	**	799,881
Viacom Inc.	$198,000 par, 4.375%, due March 15, 2043	**	181,258
Vulcan Materials Co.	$478,000 par, 4.5%, due June 15, 2047	**	483,802
WEC Energy Group Inc.	$1,224,000 par, 1.65%, due June 15, 2018	**	1,222,901
Wells Fargo & Co.	$593,000 par, 4.9%, due November 17, 2045	**	667,314
Wells Fargo & Co.	$415,000 par, 4.75%, due December 7, 2046	**	460,807
Wesleyan University	$667,000 par, 4.781%, due July 1, 2116	**	683,863
Williams Partners LP	$1,376,000 par, 6.3%, due April 15, 2040	**	1,700,000
Total Corporate Bonds			198,723,836

Asset-Backed Securities
Ajax Mortgage Loan Trust 2016-C	$811,685 par, 4%, due October 25, 2057	**	814,324
Ajax Mortgage Loan Trust 2017-A	$251,495 par, 3.47%, due April 25, 2057	**	250,712
American Express Credit Account Master Trust SE	$2,867,000 par, 2.04%, due May 15, 2023	**	2,832,910
American Express Credit Account Master Trust SE	$807,000 par, 2.04%, due May 15, 2025	**	793,219
American Express Credit Account Master Trust SER 2017	$2,324,000 par, 1.93%, due September 15, 2022	**	2,303,264
AmeriCredit Automobile Receivables Trust 20	$2,684,000 par, 1.83%, due May 18, 2021	**	2,677,287
AmeriCredit Automobile Receivables Trust 20	$1,043,000 par, 2.360%, due December 19, 2022	**	1,029,646
AmeriCredit Automobile Receivables Trust 20	$743,246 par, 1.51%, due May 18, 2020	**	741,875
BA Credit Card Trust 2017-1 NT Cl A	$1,810,000 par, 1.95%, due August 15, 2022	**	1,792,908
Bayview Opportunity Master Fund FD IVA TR 201	$1,832,315 par, 3.277%, due January 28, 2033	**	1,835,064
Bayview Opportunity Master Fund IIIA TR 20	$734,200 par, 3.105%, due September 28, 2032	**	730,805
Bayview Opportunity Master Fund IIIA TR 20	$172,127 par, 3.228%, due May 28, 2032	**	171,548
Bayview Opportunity Master Fund IIIB TR 20	$144,684 par, 3.475%, due April 28, 2032	**	144,798
Bayview Opportunity Master Fund IVA TR 201	$1,193,887 par, 3.351%, due November 28, 2032	**	1,193,747
Bayview Opportunity Master Fund IVB TR 201	$267,920 par, 3.598%, due January 28, 2032	**	267,943
CAM Mortgage LLC	$37,376 par, 3.25%, due June 15, 2057	**	37,514
Capital Auto Receivables Asset TR 2016-3	$35,546 par, 1.36%, due April 22, 2019	**	35,536
Capital Auto Receivables Asset TR 2017-1	$1,622,000 par, 1.76%, due June 22, 2020	**	1,618,052
Capital One Multi-Asset Execution TR	$2,000,000 par, 2%, due January 17, 2023	**	1,982,366
Capital One Multi-Asset Execution TR	$885,000 par, 1.99%, due July 17, 2023	**	873,255
CarFinance Capital Auto TR 2015-1	$240,915 par, 1.75%, due June 15, 2021	**	240,558
CarMax Auto Owner TR 2017-3	$1,947,000 par, 1.64%, due August 15, 2020	**	1,941,116
CarMax Auto Owner TR 2017-4 CL A-3	$825,000 par, 2.11%, due October 17, 2022	**	817,656
CarMax Auto Owner TR 2017-4 CL A-4	$504,000 par, 2.33%, due May 15, 2023	**	497,005
CarMax Auto Owner TR 2018-1	$440,000 par, 2.64%, due June 15, 2023	**	438,052
CarMax Auto Owner TR SER 18-1 CL A3 2	$1,012,000 par, 2.48%, due November 15, 2022	**	1,009,282
Citibank Credit Card Issuance TR 2017-A2 NT	$4,303,000 par, 1.74%, due January 19, 2021	**	4,288,004
Citibank Credit Card Issuance TR 2017-A7 NT	$2,126,000 par, floating rate, due August 8, 2024	**	2,137,442
Citibank Credit Card Issuance TR 2018-A2	$1,903,000 par, floating rate, due January 21, 2025	**	1,906,603
CPS Auto Receivables Trust 2015-A NT CL A	$976 par, 1.53%, due July 15, 2019	**	976
CPS Auto Receivables Trust 2015-B NT CL A	$15,519 par, 1.65%, due November 15, 2019	**	15,510
CPS Auto Receivables Trust 2016-C	$719,749 par, 1.62%, due January 15, 2020	**	718,833
CPS Auto Receivables Trust 2016-D	$919,962 par, 1.5%, due June 15, 2020	**	917,704

CPS Auto Receivables Trust SER 18--A CLS A 2.1	$1,728,000 par, 2.16%, due May 17, 2021	**	1,727,013
CPS Auto Receivables Trust SER 2017-C	$786,479 par, 1.78%, due September 15, 2020	**	784,947
CVS lease Backed Pass Trust SER 2014 TR	$554,932 par, 4.163%, due August 11, 2036	**	556,713
Discover Card Execution NT TR	$3,125,000 par, 1.88%, due February 15, 2023	**	3,077,209
Discover Card Execution NT TR SER 2017-A	$1,833,000 par, floating rate, due April 15, 2025	**	1,839,756
Drive Auto Receivables Trust SER 2017-3 CL	$442,127 par, 1.45%, due November 15, 2018	**	442,128
Drive Auto Receivables Trust SR 2017-1	$475,082 par, 1.67%, due May 15, 2019	**	474,945
Drive Auto Receivables Trust 017-B NT CL B	$674,000 par, 2.2%, due May 15, 2020	**	674,166
Drive Auto Receivables Trust 2017-2 NT CL	$853,334 par, 1.63%, due August 15, 2019	**	853,037
Drive Auto Receivables Trust 2017-2 NT CL B	$1,453,000 par, 2.25%, due June 15, 2021	**	1,451,566
Drive Auto Receivables Trust 2017-3 CL B 2	$1,243,000 par, 2.3%, due May 17, 2021	**	1,239,598
DT Auto Owner Trust	$3,141,822 par, 1.85%, due August 17, 2020	**	3,136,045
DT Auto Owner Trust 2016-4	$30,134 par, 1.44%, due November 15, 2019	**	30,127
DT Auto Owner Trust SER 17-2A CL A	$1,180,854 par, 1.72%, due May 15, 2020	**	1,179,616
DT Auto Owner Trust SER 17-3A CLS	$1,698,858 par, 1.73%, due August 17, 2020	**	1,695,789
Exeter Automobile Receivables Trust	$2,045,000 par, 2.21%, due May 17, 2021	**	2,044,878
Exeter Automobile Receivables Trust	$1,745,190 par, 2.05%, due December 15, 2021	**	1,738,794
Exeter Automobile Receivables Trust	$804,690 par, 1.84%, due November 16, 2020	**	803,326
Exeter Automobile Receivables Trust 2016-1	$49,773 par, 2.35%, due July 15, 2020	**	49,790
First Investors Auto Owner Trust 2016-2	$489,564 par, 1.53%, due November 16, 2020	**	488,513
Flagship Credit Auto Trust 2015-1	$1,375 par, 1.63%, due June 15, 2020	**	1,374
Flagship Credit Auto Trust 2015-3	$162,690 par, 2.38%, due October 15, 2020	**	162,846
Flagship Credit Auto Trust 2016-2	$94,012 par, 2.28%, due May 15, 2020	**	94,033
Flagship Credit Auto Trust 2016-3	$308,356 par, 1.61%, due December 15, 2019	**	308,168
Flagship Credit Auto Trust 2016-4	$1,343,187 par, 1.47%, due March 16, 2020	**	1,341,804
Ford Credit Auto Owner Trust 2018-REV1 NT	$1,442,000 par, 3.19%, due July 15, 2031	**	1,436,448
Ford Credit Auto Owner Trust 2017-A NT CL A-4	$3,950,000 par, 1.92%, due April 15, 2022	**	3,900,033
Ford Credit Auto Owner Trust 2017-C ASSET	$774,000 par, 2.01%, due March 15, 2022	**	768,061
Ford Credit Auto Owner Trust SER 17-B CL	$2,325,629 par, 1.49%, due May 15, 2020	**	2,318,471
GCAT, LLC 2017-2	$715,227 par, 3.5%, due April 25, 2047	**	713,428
GCAT, LLC SER 17-3 CL A-1	$313,972 par, 3.351%, due April 25, 2047	**	313,385
GCAT, LLC SR 17-5 CL A1	$248,644 par, 3.228%, due July 25, 2047	**	248,178
GM Financial Consumer Automobile Receivables	$2,026,000 par, 2.32%, due July 18, 2022	**	2,016,607
GM Financial Consumer Automobile Receivables	$1,669,000 par, 1.78%, due October 18, 2021	**	1,654,260
GM Financial Consumer Automobile Receivables	$1,394,000 par, 2.46%, due July 17, 2023	**	1,383,774
Honda Auto Receivables Owner Trust 2017-4	$967,000 par, 2.05%, due November 22, 2021	**	961,686
Nissan Auto Receivables 2017-C CL A-4 2	$1,381,000 par, 2.28%, due February 15, 2024	**	1,363,593
NYMT Residential 2016-RP1 LLC	$99,214 par, 4.0%, due March 25, 2021	**	99,282
Oak Hill Advisors Residential LN TR 2017	$1,143,726 par, 3.0%, due July 25, 2057	**	1,139,538
Oak Hill Advisors Residential LN TR 2017	$641,977 par, 3.0%, due June 25, 2057	**	639,285
PRPM 2017-2 LLC CLS A1	$919,970 par, 3.47%, due September 25, 2022	**	914,127
Santander Drive Auto Receivables Trust 2017	$271,193 par, 1.49%, due February 18, 2020	**	270,911
Santander Drive Auto Receivables Trust 2018	$454,000 par, 2.96%, due March 15, 2024	**	452,662
Toyota Auto Receivables Owner Trust 2018-A	$2,460,000 par, 2.52%, due May 15, 2023	**	2,450,731
Toyota Auto Receivables Owner Trust 2018-A	$1,895,000 par, 2.35%, due May 16, 2022	**	1,890,865
Toyota Auto Receivables Owner Trust SER 2017-A CL A2	$1,698,150 par, 1.42%, due September 16, 2019	**	1,695,438
Verizon Communications Inc.	$1,728,000 par, 2.06%, due April 20, 2022	**	1,710,526
VOLT LVI LLC NT Ser 1	$607,418 par, 3.5%, due March 25, 2047	**	608,602
VOLT LVII LLC 17-NPL4	$256,115 par, 3.375%, due April 25, 2047	**	256,650
VOLT LXI LLC	$892,440 par, 3.125%, due June 25, 2047	**	890,828
VOLT XXXVIII LLC	$154,383 par, 3.875%, due September 25, 2045	**	154,511
Westlake Automobile Receivables Trust 2016	$715,562 par, 1.57%, due June 17, 2019	**	715,246

	Westlake Automobile Receivables Trust 2017	$1,644,572 par, 1.78%, due April 15, 2020	**	1,643,012
	Westlake Automobile Receivables Trust 2018	$2,284,000 par, 1.75%, due February 15, 2019	**	2,284,018
	Westlake Automobile Receivables Trust 2018	$2,280,000 par, 2.42%, due December 15, 2020	**	2,279,927
	World Financial Network Credit Card Master NT TR	$2,306,000 par, 2.31%, due August 15, 2024	**	2,282,979
	Total Asset-Backed Securities			102,708,757

	Mortgage-Backed Securities
	BAML Commercial Mortgage Securities Trust	$1,061,000 par, 2.959%, due December 10, 2030	**	1,056,897
	BANK 2017-BNK9 COML MTG PASS THRU CTF CL	$231,000 par, 3.538%, due November 15, 2054	**	233,699
	Citigroup COML MTG TR 2016-C1 MTG	$874,000 par, 3.209%, due May 10, 2049	**	866,128
	Citigroup COML MTG TR 2016-P6 COML MTG	$726,000 par, 3.72%, due December 10, 2049	**	746,450
	Citigroup COML MTG TR SER 2013-GC17	$420,000 par, 4.131%, due November 10, 2046	**	441,699
	CMO Bank 2018-BNK10 SER 2018-BN10 CL A5	$628,000 par, 3.688%, due February 15, 2061	**	643,242
	CMO Benchmark Mortgage Trust SER 2018-B	$797,000 par, 3.66%, due January 15, 2051	**	816,760
	CMO COMM 2013-CCRE12 MTG TR MTG PASS	$1,065,000 par, 3.765%, due October 10, 2046	**	1,100,884
	CMO COMM 2013-CCRE9 MTG TR COML MTG	$644,066 par, 4.381%, due July 10, 2045	**	681,613
	CMO COMM 2013-LC6 MTG TR COML MTG	$649,000 par, 2.941%, due January 10, 2046	**	646,279
*	CMO Morgan Stanley Bank of America Merrill Lynch	$711,000 par, 3.249%, due February 15, 2048	**	711,545
*	CMO Morgan Stanley Bank of America Merrill Lynch	$466,000 par, 3.787%, due February 15, 2047	**	481,091
*	CMO Morgan Stanley Bank of America Merrill Lynch	$388,000 par, 4.259%, due October 15, 2046	**	410,516
*	CMO Morgan Stanley Bank of America Merrill Lynch	$290,000 par, 4.217%, due July 15, 2046	**	304,642
*	CMO Morgan Stanley Bank of America Merrill Lynch	$175,000 par, 4.064%, due February 15, 2047	**	183,048
	COMM 2013-CCRE11 MTG TR COML MTG	$995,000 par, 3.983%, due October 10, 2046	**	1,038,792
	COMM 2013-CCRE8 MTG TR COML MTG PASSTHRU	$99,212 par, 3.612%, due June 10, 2046	**	101,908
	COMM 2014-CCRE16 MTG TR COML MTG	$568,000 par, 4.051%, due April 10, 2047	**	594,407
	COMM MORTGAGE TRUST SER 2013-CR7 CL A4	$415,000 par, 3.213%, due March 10, 2046	**	419,251
	CPS Auto Receivables Trust 2016-B	$255,241 par, 2.07%, due November 15, 2019	**	255,251
	Credit Suisse First Boston Mortgage Securities Corp	$801,934 par, 5.25%, due July 25, 2033	**	814,544
	Credit Suisse First Boston Mortgage Securities Corp	$100,333 par, 5.75%, due November 25, 2033	**	103,503
	CSAIL 2016-C7 COML MTG TR	$713,000 par, 3.502%, due November 15, 2049	**	719,439
	CWMBS Inc.	$948,975 par, 6%, due December 25, 2033	**	951,319
	GS MTG SECS CORP TR 2012-SHOP	$1,429,000 par, 2.933%, due June 5, 2031	**	1,438,406
	GS MTG SECS TR 2013-GCJ12	$242,000 par, 3.135%, due June 10, 2046	**	242,767
	GS MTG SECS TR 2013-GCJ16	$21,000 par, 4.271%, due November 10, 2046	**	22,241
	GS MTG SECS TR 2014-GC18	$1,424,000 par, 3.801%, due January 10, 2047	**	1,471,277
	GS MTG SECS TR 2015-GC30	$230,786 par, 3.382%, due May 10, 2050	**	233,043
	GS MTG SECS TR 2016-GS4	$500,000 par, 3.442%, due November 10, 2049	**	503,237
	JP Morgan Mortgage Trust 2005-A1	$1,095,465 par, 3.759%, due February 25, 2035	**	1,085,043
	Morgan Stanley Co. CAP I TR 2014-CPT	$1,033,000 par, 3.35%, due July 13, 2029	**	1,047,238
	PVTPL CMO COMM MORTGAGE TRUST SER 2015 3	$15,000 par, 3.178%, due 3 February 10, 2035	**	14,920
	RCO III Mortgage LLC	$1,763,125 par, 3.375%, due August 25, 2022	**	1,759,621
	Structure ADJ Rate MTG LN TR 2004-12	$285,828 par, 3.759%, due September 25, 2034	**	289,695
	Tharaldson Hotel Portfolio Trust 2018-THPT	$329,000 par, 2.647%, due November 11, 2034	**	329,405

	Wells Fargo Commercial Mortgage Trust 2015-C27	$171,000 par, 3.19%, due February 15, 2048	**	169,971
	Wells Fargo Commercial Mortgage Trust 2015-C31	$647,000 par, 3.695%, due November 15, 2048	**	665,163
	Wells Fargo Commercial Mortgage Trust 2016-LC25	$491,000 par, 3.64%, due December 15, 2059	**	499,008
	Wells Fargo Commercial Mortgage Trust Series 2017-C-4	$759,000 par, 3.589%, due December 15, 2050	**	769,802
	Wells Fargo Mortgage Backed Security Trust 2004-EE	$926,588 par, 3.518%, due December 25, 2034	**	941,309
	WFRBS Commercial Mortgage Trust 2013-C14	$538,000 par, 3.073%, due June 15, 2046	**	537,814
	WFRBS Commercial Mortgage Trust 2013-C14	$54,662 par, 3.337%, due June 15, 2046	**	55,286
	Total Mortgage-Backed Securities			26,398,153

	Collective Investment Trusts/Collective Trust Funds
	BlackRock Institutional Trust Company, N.A.	Government Short-Term Investment Fund	**	359,828,048
	BlackRock Institutional Trust Company, N.A.	Russell 1000 Index Non-Lendable Fund Class F	**	7,538,346,778
	BlackRock Institutional Trust Company, N.A.	Russell 2000 Index Non-Lendable Fund Class F	**	320,627,582
	BlackRock Institutional Trust Company, N.A.	U.S. Treasury Inflation Protected Securities Non-Lendable Fund Class F	**	220,270,169
	BlackRock Institutional Trust Company, N.A.	U.S. Debt Index Non-Lendable Fund Class F	**	1,111,787,705
	BlackRock Institutional Trust Company, N.A.	MSCI ACWI ex-U.S. IMI Index Non-Lendable Fund Class F	**	2,125,905,684
	BlackRock Institutional Trust Company, N.A.	Russell 1000 Defensive Index Non-Lendable Fund Class F	**	185,406,833
	BlackRock Institutional Trust Company, N.A.	Russell 2500 Index Non-Lendable Fund Class F	**	64,761,981
	Boston Partners Trust Company	Large Cap Value Equity Fund	**	310,935,509
	Boston Partners Trust Company	WPG Partners Small Cap Value Fund	**	160,079,314
	Comerica Bank & Trust, N.A.	DRZ Small Cap Value Collective Fund	**	163,641,289
	Global Trust Company	AQR Emerging Equities Collective Investment Fund Class C	**	230,583,718
	Global Trust Company	Harding Loevner Emerging Markets Collective Investment Fund	**	227,347,517
	Invesco Trust Company	Invesco Equity Global Real Estate Securities Trust	**	560,056,066
	JP Morgan Chase Bank, N.A.	JPMCB Short Duration Bond Fund	**	725,730,125
	Principal Global Investors Trust Company	Global Property Securities Fund	**	564,378,844
	Prudential Trust Company	Prudential Core Plus Bond Fund	**	682,487,766
	Reliance Trust Company	Monarch Partners Small-Mid Cap Value Fund Class A	**	350,915,371
	SEI Trust Company	AEW Global Properties Trust Fund Class L	**	372,509,331
	SEI Trust Company	Cohen & Steers Global Listed Infrastructure Fund	**	96,105,318
	SEI Trust Company	Fiera Asset Management USA Collective Trust	**	662,836,000
	SEI Trust Company	Gresham DJF Collective Investment Fund	**	180,295,378
	SEI Trust Company	CoreCommodity Management Diversified I CIT Fund	**	270,718,165
	SEI Trust Company	Nuveen Global Infrastructure Fund	**	191,065,768
*	The Goldman Sachs Trust Company, N.A	Goldman Sachs Collective Trust Core Plus Fixed Income Fund	**	683,479,787
*	The Northern Trust Company	The Collective LSV International (ACWI EX US) Value Equity Fund	**	1,085,478,903
*	The Northern Trust Company	The Presima Global Real Estate Concentrated Collective Fund	**	372,571,055
*	The Northern Trust Company	Collective Short Term Investment Fund	**	1,788,895
	Wellington Trust Company, N.A.	Wellington Trust Company, NA CIF II Commodities Portfolio	**	449,428,610
	Total Collective Investment Trusts/Collective Trust Funds			20,269,367,509

103-12 Investment Entity
Mondrian Investment Partners Limited	Mondrian Wal-Mart Focused International Equity Fund	**	447,718,232

Total Investments			$29,076,968,639

Notes Receivable from participants	Loans to participants, interest rates ranging from 4.25% to 5.5% with various maturities		$1,072,859,045

* Party-in-interest
** Column (d) cost information not required as accounts are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Walmart 401(k) Plan

Date: July 19, 2018	By:	/s/ Adam Stavisky
Adam Stavisky
Senior Vice President, US Benefits, Global People
Walmart Inc.